As filed with the Securities and Exchange Commission on January 20, 1998
                                                      Registration No. 333-_____
================================================================================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        POST EFFECTIVE AMENDMENT No. 1 TO
                       FORM S-1 REGISTRATION STATEMENT AND
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                        ---------------------------------
                         BRAKE HEADQUARTERS U.S.A., INC.
                (Name of Registrant as Specified in Its Charter)
                        ---------------------------------

       Delaware                                                22-3048534
----------------------                                      ----------------
(State or Jurisdiction                                      (I.R.S. Employer
 of Incorporation or                                          Identification
   Organization)                                                   Number)

                              33-16 Woodside Avenue
                        Long Island City, New York 11101
                                 (718) 779-4800
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                       ----------------------------------
                             Joseph Ende, President
                         Brake Headquarters U.S.A., Inc.
                              33-16 Woodside Avenue
                        Long Island City, New York 11101
                                 (718) 779-4800
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                             Elliot H. Lutzker, Esq.
                             Snow Becker Krauss P.C.
                                605 Third Avenue
                            New York, New York 10158
                            Telephone: (212) 687-3860
                               Fax: (212) 949-7052

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

====================================================================================================================================
                                                 CALCULATION OF REGISTRATION FEE
====================================================================================================================================

Title of Each Class of Securities   Amount to be           Proposed Maximum               Proposed Maximum             Amount of
       to be Registered              Registered       Offering Price Per Share (1)   Aggregate Offering Price (1)  Registration Fee
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.001 par value      525,000 shs. (2)           $ 4.188 (3)               $ 2,198,700                $  666.21 (4)
Class A Common Stock
Purchase Warrants                  566,000 wts. (2)           $  3.80                   $ 2,150,800                $  651.76 (5)
Common Stock, $.001 par value      566,000 shs. (6)(9)                (7)                          (7)                       (7)
Common Stock $.001 par value       658,951 shs. (8)(9)        $ 4.188 (3)               $ 2,759,687                $  836.19
                                                                                        -----------                ---------
         TOTAL:                                                                         $ 7,109,187                $2,154.16 (10)
                                                                                        ===========                =========

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended (the "Securities Act").

(2) Of these securities, (i) 490,000 shares were issued by the registrant as the components of units in an August 1996 private placement (the "1996 Placement") and upon exercise in December 1996 by the placement agent for the 1996 Placement of warrants to purchase up to 40,000 units, with each unit consisting of one share of Common Stock and two Class A Common Stock Purchase Warrants, and (ii) 35,000 shares were registered under the Securities Act on October 4, 1996 as part of the 174,633 shares registered for selling shareholders.

(3) Pursuant to Rule 457(c) under the Securities Act, the registration fee has been calculated based upon the average of the bid and asked prices of the Common Stock on January 7, 1998, as reported by Nasdaq.

(4)  Fee previously paid on October 4, 1996 for 664,633 shares of Common Stock.

(5) Fee previously paid on October 4, 1996 for 980,000 Class A Common Stock Purchase Warrants.

(6)  Issuable upon exercise of the Class A Common Stock Purchase Warrants.

(7) Pursuant to Rule 457(g), no additional registration fee is required for these shares.

(8) Consists of (a) up to 303,951 shares issuable upon conversion of $1,000,000 aggregate principal amount of the registrant's 5% Convertible Subordinated Debentures due November 7, 1998 (the "Debentures") at a conversion price of $3.29 per share; (b) up to 10,000 shares issuable upon exercise of warrants to purchase Common Stock at $9.88 per share expiring November 7, 2002 (the "Investor Warrants"), which Investor Warrants were issued to the purchasers of the Debentures; (c) up to 200,000 shares issuable upon conversion of $600,000 aggregate principal amount of the registrant's 8% Convertible Subordinated Promissory Notes due November 7, 1998, as amended (the "Notes"), at a conversion price of $3.00 per share; (d) 100,000 shares issued in connection with an acquisition by the Company (the "Acquisition Shares") and (e) up to 45,000 shares issuable upon exercise of a warran at $8.03 per share, issued to a lender in connection with a loan transaction (the "Creditor's Warrant"). The Debentures, Investor Warrants and the Notes were issued by the registrant in private placements in November 1997. The Acquisition Shares and the Creditor's Warrant were also issued in November 1997.

(9) Pursuant to Rule 416 under the Securities Act, this Registration Statement also covers such indeterminable number of additional shares as may become issuable as a result of anti-dilution adjustments in accordance with the terms of the Class A Common Purchase Warrants, the Investor Warrants, the Debentures and the Notes.

(10) Of the $2,154.16 total Registration Fee, $1,317.97 was previously paid by the Company pursuant to the Registration Statement on Form S-1, Registration No. 333-13533, filed on October 4, 1996, and $836.19 is being paid with this Registration Statement.

                                   ----------
Pursuant to Rule 429 under the Act, this Registration Statement relates to the Registration Statement on Form-S-1 (File No. 333-13533), as amended. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED JANUARY 20, 1998

                        1,749,951 Shares of Common Stock
              566,000 Class A Class Common Stock Purchase Warrants

                         BRAKE HEADQUARTERS U.S.A., INC.

                  This Prospectus relates to up to 658,951 shares of Common Stock, par value $.001 per share ("Common" Stock), of Brake Headquarters U.S.A., Inc. (the "Company") that may be sold by certain selling stockholders named herein, consisting of: (i) up to 10,000 shares issuable upon the exercise of warrants until November 7, 2002 (the "Investor Warrants"); (ii) up to 303,951 shares issuable upon conversion of up to $1,000,000 aggregate principal amount of the Company's 5% Convertible Subordinated Debentures due November 7, 1998 (the "Debentures"); (iii) up to 200,000 shares issuable upon the conversion of up to $600,000 aggregate principal amount of the Company's 8% Convertible Subordinated Promissory Notes due November 7, 1998, as amended, (the "Notes," and together with the Debentures, the "Convertible Securities"), (iv) 100,000 shares issued to certain persons in connection with a reverse merger by the Company (the "WAWD Acquisition"); and (v) up to 45,000 shares upon exercise of a warrant issued to a lender in connection with a loan transaction ("Creditor's Warrant"). See "Recent Developments"; "Selling Securityholders"; and "Plan of Distribution."

                  This Prospectus also relates to the following securities that may be sold by certain existing selling securityholders: (i) up to 481,666 shares of Common Stock; (ii) up to 566,000 redeemable Class A Common Stock purchase warrants (the "Class A Warrants"); (iii) 566,000 shares of Common Stock issuable upon exercise of such Class A Warrants; and (iv) 35,000 shares of Common Stock held by a private investor who has "piggyback registration rights". Each Class A Warrant entitles the holder thereof to purchase one share of Common Stock at $3.80 per share, subject to adjustment in certain circumstances, until August 13, 1999.

                  The Common Stock may be offered from time to time by the selling stockholders and selling securityholders named herein (collectively, the "Selling Securityholders") through ordinary brokerage transactions in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The Company will not receive any of the proceeds from the sale of Common Stock and/or Class A Warrants (collectively, the "Securities") by the Selling Securityholders. See "Selling Securityholders" and "Plan of Distribution."

                  The Common Stock is traded in the over-the-counter market and is quoted on the NASDAQ SmallCap Market ("NASDAQ") under the symbol BHQU. On January 7, 1998, the closing sale price per share of the Common Stock as reported by NASDAQ was $4.25.
                              --------------------

           THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A
               HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY
                  INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR
                      ENTIRE INVESTMENT. SEE "RISK FACTORS"
                                   ON PAGE 7.
                           --------------------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                        ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is January 20, 1998

                  The registration of the securities being offered hereby is being effected pursuant to registration rights granted by the Company to the Selling Securityholder. In accordance with the terms of the registration rights granted to the Selling Securityholders, the Company will bear the expenses of such registration, estimated to be $30,000, except that the Selling Securityholders will bear the cost of all brokerage commissions and discounts incurred in connection with the sale of this securities being offered hereby and their respective legal expenses.

                  Any brokers, dealers or agents that participate in the distribution of the securities offered hereby may be deemed to be underwriters under Section 2(11) of the Securities Act of 1933, as amended, (the "Securities Act") and any commissions or discounts received by them on the resale of such Securities may be deemed to be underwriting compensation under the Securities Act. The sale of Securities by the Selling Securityholders is subject to the prospectus delivery and other requirements of the Securities Act. See "Plan of Distribution."

                              AVAILABLE INFORMATION


                  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company has filed a Registration Statement on S-3 under the Securities Act with the Commission in Washington, D.C. with respect to the shares of Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company, reference is made to the Registration Statement and such exhibits as well as the reports, proxy and information statements and other information filed under the Exchange Act, which can be inspected and copied at the Public Reference section of the Commission at Room 1024, Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically.


                      INFORMATION INCORPORATED BY REFERENCE

                  The following documents filed by the Company with the Securities and Exchange Commission are incorporated herein by reference:

                    (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1996 ("Form 10- K");


                    (b) Quarterly Reports on Form 10-Q for each of the fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, as amended by Amendment No. 1 on Form 10-Q/A to the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997 ("Forms 10-Q");


                    (c) Current Reports on Form 8-K dated November 13, 1997 and November 17, 1997;

                    (d) Proxy Statement for the Company's Annual Meeting of Stockholders held on August 26, 1997; and

                    (e) The description of the Company's Common Stock and Warrants contained in its Registration Statement on Form S-1 (Commission File No. 333-13533) declared effective on November 12, 1996.

                  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference herein and to be a part hereof on the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.


         The Company will provide without charge to each person to whom a Prospectus is delivered upon written or oral request of such person, a copy of any documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests should be directed to Mr. Marc Ruskin, Chief Financial Officer, Brake Headquarters U.S.A., Inc., 33-16 Woodside Avenue, Long Island City, New York 11101; telephone: (718)779-4800.


                               PROSPECTUS SUMMARY

                  The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. This Prospectus contains, in addition to historical information, forward-looking statements that involve a number of risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, intense competition; the Company's dependence on the automotive industry, which is cyclical; historical decreases in internal growth rates; the Company's ability to manage growth; and other risks discussed under "Risk Factors," as well as those discussed elsewhere herein and in reports filed by the Company with the Commission from time to time.

                                   The Company

                  Brake Headquarters U.S.A., Inc. (the "Company") is a specialized distributor in the automotive aftermarket of a complete line of brake system products including brake drums and rotors, brake master cylinders, wheel cylinders, brake pads, brake shoes and brake hoses for virtually all makes and models of domestic and foreign passenger cars and light trucks from model year 1976 to the present. The Company also sells a variety of other "undercar" parts, including ride control products, steering/suspension parts, drive shafts, shock absorbers and clutches. Through its recent acquisition of WAWD - EAP Automotive Products, Inc. ("WAWD"), the Company is also a specialized importer and distributor of high quality European and Asian products for the automotive aftermarket, including engine parts, hydraulic parts and cooling systems. The brake line products are sold primarily under the registered trademarks "Brake Headquarters, U.S.A.(R), and "Brake Headquarters(R)", as well as under the name "Sanyo Automotive" and WAWD's products are sold primarily under the trademarks EAP(R), EURASIAN AUTOMOTIVE PRODUCTS(R), WAWD(TM) and WORLDMARK(R).

                  The Company was incorporated in the State of Delaware on July 13, 1989 as a blind pool which did not conduct business operations until July 1992, when it acquired in a reverse acquisition (the "Reverse Acquisition"), all of the outstanding capital stock of Sanyo Automotive Parts, Ltd., a New York corporation ("Sanyo Automotive"), formed in 1976. In connection with the Reverse Acquisition, the Company changed its name to Sanyo Industries, Inc. In August 1995, the Company, then operating under the name of Sanyo Industries, Inc., changed its name to Brake Headquarters U.S.A., Inc. In November 1997, the Company acquired through a merger, the net assets of WAWD.

                  The Company is a publicly-owned holding company which conducts substantially all of its current business operations through both Sanyo Automotive, doing business under the name Brake Headquarters, and WAWD, Inc. The Company's executive offices are located at 33-16 Woodside Avenue, Long Island City, New York 11101; and its telephone number is (718) 779-4800.

                                  The Offering


Common Stock. . . . . . . . . . .   1,749,951 shares of Common Stock


Warrants. . . . . . . . . . . . .   566,000 Class A Warrants.  The Class A Warrants are exercisable until August
                                    13, 1999 at a per share exercise price of $3.80, and are subject to redemption by the Company.


Common Stock outstanding
at December 22, 1997 (1). . . . .   4,555,515 shares


Common Stock to be Outstanding
Upon Exercise of Outstanding
Options, Warrants and Convertible
Securities (2). . . . . . . . . .   5,680,466 shares

Use of Proceeds . . . . . . . . .   Any proceeds received by the Company from time to time upon exercise of the
                                    Class A Warrants, Investor Warrants and Creditor's Warrant will be used for working capital and general corporate purposes.  The Company will not receive any proceeds from sales of Common Stock by the Selling Securityholders.  See
                                    "Use of Proceeds."

Risk Factors. . . . . . . . . . .   The securities offered hereby are speculative and involve a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments.  See "Risk Factors."

NASDAQ Symbols

Common Stock . . . . . . . . . . .  BHQU

Class A Warrants . . . . . . . . .  BHQUW
---------

----------
(1) Based on shares outstanding on December 22, 1997. Does not include (i) 566,000 shares reserved for issuance upon exercise of the Class A Warrants;
     (ii) 707,000 shares underlying options granted under the Company's 1994 Stock Option Plan (the "1994 Plan") and 1995 Stock Option Plans (the "1995 Plan", and together with the "1994 Plan", the "Option Plans") as to which 600,000 shares have been reserved for issuance upon exercise of outstanding options and the balance of the options have been issued subject to increase in the number of shares available for grant under the 1995 Plan, and 100,000 shares reserved for issuance under the Company's Employee Stock Bonus Plan; (iii) 10,000 shares reserved for issuance upon exercise of the Investor Warrants; (iv) 503,951 shares reserved for issuance upon conversion of the Convertible Securities; (v) 10,000 shares reserved for issuance upon conversion of the Company's outstanding Class B Preferred Stock; and (vi) 45,000 shares reserved for issuance upon the exercise of Creditor's Warrant. See "Selling Stockholders," "Recent Developments" and "Plan of Distribution."


(2) Gives effect to the exercise of: (i) the 566,000 Class A Warrants offered hereby; (ii) the Investor Warrants; (iii) the conversion of the Convertible Securities; and (iv) the Creditor's Warrant; all of which 1,124,951 shares have been registered for sale as part of this Prospectus, but does not give effect to the exercise of options to purchase shares of Common Stock granted under the Option Plans.

                             SUMMARY FINANCIAL DATA


Statement of
Operations Data:                                         Year Ended December 31,                    Nine months ended September 30,
                                      ------------------------------------------------------   -------------------------------------
                                           1994                 1995                 1996             1996                 1997
                                           ----                 ----                 ----             ----                 ----
Net Sales                             $25,094,473          $30,463,730          $32,599,096       $25,194,691          $22,046,355

Income (loss) from operations         ( 1,041,037)(1)          566,874              248,048           760,364              567,013
Interest expense                      (   520,602)            (774,762)            (875,305)         (656,511)            (614,295)
Net income (loss)                     ( 1,968,909)(1)         (179,072)            (466,454)           63,353              104,305

Net income (loss) per common and
common equivalent share (2)           $     (.92)          $      (.06)         $      (.13)      $      0.02         $        .02

Balance Sheet Data:                                       As of December 31,                         As of September 30, 1997
                                      ------------------------------------------------------    ------------------------------------
                                           1994                 1995                 1996        Actual           As Adjusted(3)
                                           ----                 ----               -------       ------           --------------
Working capital                       $ 3,706,239          $ 3,288,863          $ 9,574,684    $14,475,601         $ 17,086,551
Total assets                           11,937,143           15,496,294           21,023,644     19,951,478           22,562,428
Long-term obligations                     216,469              630,494            5,850,645     10,191,891           10,191,891
Total stockholders' equity              4,124,961            3,855,804            5,506,395      6,364,250           10,575,200

         Although final results from operations for the year ended December 31, 1997 ("1997") are not yet available, the Company estimates that during the fourth quarter of 1997 it will incur a loss of approximately $1,000,000 which will offset the previously reported earnings of $104,305 for the nine months ended September 30, 1997. The projected loss is a result of the Company's loss from operations incurred in the fourth quarter, and an increase in its allowance for doubtful accounts.
----------
1) After a non-cash compensatory charge of $2,314,000 resulting from the release of escrow shares, the exercisability of warrants and the conversion of preferred stock upon the Company's attainment of the specified 1994 income level under the Reverse Acquisition and certain cumulative levels for the three year period ended December 31, 1994. See "Certain Relationships and Related Transactions" in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996 and Note 5 of the Notes to the Consolidated Financial Statements.

(2) Net income (loss) per share is computed on the basis described in Note 1 of Notes to Consolidated Financial Statements including, but not limited to, the adjustment for dividends on preferred stock.

(3) Assumes the exercise of the Warrants and the Company's receipt of gross proceeds of $2,610,950 and the conversion of $1,600,000 of Convertible Securities.

                               RECENT DEVELOPMENTS

         On November 13, 1997, the Company as guarantor, and its subsidiaries, ABS Brakes, Inc., Quality First Brake, Inc. and Sanyo Automotive Parts, Ltd., as borrowers (the "Borrowers") entered into a revolving credit agreement with National Bank of Canada, acting for itself and other institutional lenders (the "Lenders"), pursuant to which the Lenders committed to provide a revolving credit facility of up to $12 million, to be available as revolving credit loans and letters of credit, to finance working capital requirements of the Borrowers. The initial loan was used to pay all outstanding indebtedness under a $5,000,000 revolving credit facility and costs of the loan transaction with the lenders. All obligations of the Borrowers under this facility are secured by security interests in favor of the Lenders in substantially all of the assets of the Borrowers.

         On November 17, 1997, the Company, through a reverse merger transaction (the "Merger"), acquired JMCD, Inc., a California corporation ("JMCD"), of which Messrs. Michael DiAngelo and Jeffrey Chasse (the "Stockholders") were the sole stockholders. JMCD was formed by the Stockholders for the purpose of acquiring the assets, subject to the assumption of certain liabilities, of WAWD-EAP Automotive Products, Inc. ("WAWD"), a wholly-owned subsidiary of Echlin, Inc. The acquisition of the net assets of WAWD by JMCD was consummated on

November 14, 1997. The purchase price for the assets purchased by JMCD was $8 million, of which $6.5 million in cash was paid to WAWD by the Stockholders and the balance was paid by delivery of a promissory Note of JMCD for $1,500,000 payable to WAWD, which Note was paid in November 1997. The acquisition of JMCD by the Company was consummated on November 19, 1997, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") among the Company, a wholly-owned subsidiary of the Company ("Merger Sub"), JMCD and the Stockholders. Pursuant to the Merger Agreement, JMCD is the surviving corporation of the Merger between Merger Sub and JMCD, pursuant to which JMCD became a wholly-owned subsidiary of the Company. JMCD has no assets other than those acquired from WAWD, and JMCD is changing its name to WAWD, Inc.


         Pursuant to the terms of the Merger Agreement, the Company paid an aggregate of $162,000 to the Stockholders and issued 100,000 shares of Common Stock to them. Each stockholder entered into a three-year employment agreement with the Company, pursuant to which he (a) is being compensated at the base rate of $110,000 per annum, increasing to $120,000 per annum in the second and third years; (b) received five-year options to purchase up to 40,000 shares of Common Stock at $6.6875 per share; and (c) received seven-year options to purchase up to 90,000 shares of Common Stock exercisable at $6.6875, which options vest after six and one-half years, subject to accelerated vesting upon the achievement of certain performance goals. The Stockholders, JMCD and the Company also entered into a pledge and escrow agreement, pursuant to which 50,000 of the shares received by the Stockholders pursuant to the Merger are being held in escrow for up to 15 months as collateral security for certain indemnification obligations of the Stockholders under the Merger Agreement.


         The acquisition of JMCD was partially financed by the Company with the proceeds from the sale of the Notes. JMCD financed its acquisition of the assets of WAWD with the proceeds of a loan advanced pursuant to a $9 million revolving credit facility (the "Facility") provided by The CIT Group/Credit Finance Inc. (the "Lender"), which loan was personally guaranteed by the Stockholders. Simultaneously with the Merger, JMCD and the Lender amended the loan and security agreement (the "Loan Agreement") between them to (a) increase the Facility to $12 million; (b) terminate the guaranties of the Stockholders; (c) reduce the interest rates and fees payable to the Lender; and (d) provide for revolving credit loans based on up to 80% of the value of accounts receivable and 45% of the value of inventory deemed "eligible" by the Lender, with an inventory sublimit of $8 million. All obligations of JMCD under such credit facility are secured by a security interest in favor of the Lender in substantially all of the assets of JMCD. In addition, under the terms of the Loan Agreement, as amended, the Company was required to make and made an aggregate $500,000 capital contribution to JMCD. As a result of the Merger, the Company has assumed all of the obligations of JMCD, including, but not limited to, an aggregate of $8 million of principal indebtedness and various trade payables and other liabilities.


         In connection with the amendment of the Loan Agreement, the Company issued to the Lender the Creditor's Warrant to acquire up to 45,000 shares of Common Stock at $8.03 per share expiring on November 19, 2002, unless extended. The number of shares underlying the Creditor's Warrant and the exercise price of the Creditor's Warrant are subject to adjustment for stock splits, stock dividends and similar distributions. The Lender was granted one demand and certain "piggyback" registration rights. The Lender also has the right to require the Company to repurchase the Creditor's Warrant for $75,000 (if not previously exercised) on the termination of the Loan Agreement, if such date is earlier than November 19, 2000, or otherwise on or after that date. Notwithstanding the foregoing, if the product of multiplying the (i) difference between the closing price of the Common Stock and the exercise price of the shares underlying the Creditor's Warrant by (ii) the number of shares issuable upon exercise of the Creditor's Warrant (the "Spread") exceeds $75,000, the Lender must retain the Creditor's Warrant and shall not receive $75,000, but if the Spread is less than $75,000, the Company may require the Lender to sell the Creditor's Warrant and receive the proceeds, and the Company will pay the difference between the proceeds received and $75,000.

         WAWD is a specialized importer and distributor throughout the United States of high quality European and Asian products for the automotive aftermarket, including engine parts, hydraulic parts and cooling systems. WAWD has been engaged in such business for more than 35 years and currently maintains five regional warehouses to facilitate national distribution of its products. Such warehouses are located in Los Angeles and San Francisco, California; Atlanta; Georgia, Piscataway, New Jersey, and Houston, Texas.

                                  RISK FACTORS

         In evaluating an investment in the securities offered hereby, prospective investors should consider carefully, among other things, the following risk factors, as well as the other information contained in this Prospectus. This Prospectus contains, in addition to historical information, forward-looking statements that involve a number of risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, intense competition; the Company's dependence on the automotive industry, which is cyclical; historical decreases in internal growth rates; the Company's ability to manage growth; and other risks discussed below, as well as those discussed elsewhere herein and in reports filed by the Company with the Commission from time to time.

         Lack of Historical Profitability. Potential investors should be aware that the Company has not reported a full fiscal year of profitability since calendar 1993. Although the Company has reported profits for the first nine months of 1997, there can be no assurance that the Company will achieve profitability in the future or maintain consistent profitability. The Company's prospects must therefore be evaluated in light of the problems, expenses, delays and complications associated with operating, managing, integrating and attempting to maintain profitability based on expanded operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements.

     Ability to Manage Growth. The Company acquired WAWD in November 1997 and intends to continue to expand its current level of operations. WAWD has reported higher revenues than the Company for the most recent fiscal years. The Company's rapid growth is expected to place significant demands on the Company's management, technical, financial and other resources. In addition, successful expansion of the Company's operations will depend on, among other things, its ability to attract, hire and retain skilled management and other personnel, secure adequate sources of products on commercially reasonable terms and successfully manage growth, none of which can be assured. To manage growth effectively, the Company will need to improve operational, financial and management information systems, procedures and controls. There can be no assurance that the Company will be able to manage its future growth effectively, and failure to do so could have a material adverse effect on the Company's business, financial condition and/or operating results. See "Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Integration of Acquisition. The Company has not been able to expand internally because of its loss of a principal customer, Autozone, Inc. ("Autozone"), which has not been fully replaced. Therefore, a key component of the Company's future success depends upon its ability to combine the operations of WAWD into a coherent vertically integrated company. There can be no assurance that the Company will be able to effectively integrate WAWD with its own operations, and failure to do so could have a material adverse effect on the Company's business, financial condition and/or operating results. See "Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Leverage. The Company incurred a substantial amount of indebtedness in connection with its acquisition of WAWD and its refinancing with its senior lender in November 1997. The Company remains leveraged and its present debt service requirements are substantial. The effect of such leverage may negatively impact, without limitation, the ability of the Company (i) to obtain additional financing on favorable terms; (ii) to service existing debt; and (iii) to comply with financial and other covenants and operating restrictions imposed under the terms of its existing long-term indebtedness.

         The ability of the Company to satisfy such obligations will primarily depend upon the future financial and operating performance of its operating subsidiaries and upon the Company's ability to renew or refinance bank borrowings and/or to raise additional equity capital. The Company's future performance is dependent upon financial, business and other economic factors affecting the Company and the automotive aftermarket industry in particular, many of which are beyond the control of the Company and its subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

         Highly Competitive Industry. The automotive aftermarket industry in general, and the brake parts market in particular, is highly competitive. The direct competitors to the Company's distribution activities include manufacturers such as Brake Parts, Inc.; Wagner Brakes, a subsidiary of Cooper Industries, Inc.; EIS Brake Plants Division of Standard Motor Products, Inc.; and the ITT Automotive Aftermarket Division of ITT/AIMCO. Many of the Company's competitors are larger and have substantially greater financial resources than the Company and may be able to sell merchandise at lower prices than the Company. In addition, manufacturers who compete with the Company are not dependent on relationships with suppliers as is the Company.

         Dependence on Automotive Industry. The Company's business is dependent upon the automotive industry, which industry is cyclical and has historically experienced periodic downturns. These downturns are difficult to predict and have often had a material adverse effect on the undercar parts industry. While the Company believes that it operates in a recession resistant segment of the automotive industry, its future performance may nevertheless be adversely affected by automotive industry downturns.

         Loss of Principal Customer, Decreases in Internal Growth Rates. The Company's net sales increased by 42% in 1994 and 21% in 1995, as compared to the applicable prior year, as the Company added new large customers. During 1995 and 1996, net sales to Autozone, which become a customer in 1993, accounted for approximately 17% and 28%, respectively, of the Company's net sales. In 1996, the Company's net sales increased by only 7%. In the fourth quarter of 1996, Autozone informed the Company that it was concentrating its purchasing activities in one larger supplier and terminated its relationship with the Company. While the Company added several new retail chains to make up a portion of the loss of this single customer, its sales decreased by 13.0% for the nine months ended September 30, 1997, as compared to the comparable period in 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


         Dependence on Suppliers. The Company depends upon close relationships with its suppliers of automotive parts and equipment and its ability to purchase products at favorable prices and on favorable terms from these manufacturers. The Company does not maintain supply contracts with any of its suppliers, although the Company's subsidiary WAWD has supply contracts with Echlin, Inc., its former parent, and several of its larger vendors. Alternative sources exist for most of the products the Company purchases, and the loss of any significant supplier, is not expected to have a material adverse effect on the Company. However, if a new supplier is not obtained in a timely manner and upon acceptable terms, then the Company's operations may be adversely affected.

         Regulatory Considerations and Labor Relations. The Company is subject to federal, state and local laws and regulations concerning workplace safety, zoning and other matters relating to its business. In addition, the Company's warehouse employees in New York, Illinois and California and warehouse employees of WAWD in California, Georgia, New Jersey and Texas, are subject to collective bargaining agreements. From time to time, the Company has been and may continue to be subject to disputes with its union, none of which has had to date a material adverse effect on the Company's operations. Although to date, the costs and expenses of complying with government regulations have not had a material effect on the Company, a material increase in the cost of such compliance could have a material adverse effect on the Company and its operations.

         Possible Need for Additional Financing. To date, the Company's capital requirements have been significant. The Company anticipates, based on its currently proposed plans and assumptions relating to its operations, that cash flow from operations and currently available financing arrangements, will be sufficient to satisfy its anticipated cash requirements for the next 12 months. In the event that the Company's plans or assumptions change or prove to be inaccurate, there can be no assurance that additional financing will not be required. See "Use of Proceeds."

         The Company's recent acquisition of WAWD, as well as any other acquisitions the Company may conclude, may also require additional financing and/or the issuance of additional equity securities which could result in further dilution to the public stockholders. The Company incurred indebtedness in connection with its acquisition of WAWD and will be subject to risks associated therewith, including the risks of interest rate fluctuations and insufficiency of cash flow to pay interest and principal. There can be no assurance that additional funds, whether in the form of debt or equity, will be available to the Company on commercially reasonable terms or at all.

         Dependence on President. The Company's success is dependent upon the efforts of Joseph Ende, the Company's President and Chief Executive Officer. In July 1995, the Company entered into a three-year employment agreement with Mr. Ende, which automatically renews for consecutive one-year periods unless terminated on 30 days' prior written notice. The loss of Mr. Ende's services would have a material adverse effect on the Company and its operations. The Company maintains a key man life insurance of $2 million on Mr. Ende's life, the proceeds of which are assigned as collateral security for indebtedness owing to a bank.


         Control by President and Principal Stockholder and Effects of Certain Anti-Takeover Provisions. Joseph Ende beneficially owned approximately 50.1% of the Company's outstanding Common Stock as of December 19, 1997. In addition, as the sole stockholder of the Company's Series B Preferred Stock, which stock votes as a separate class, Mr. Ende has the exclusive right to elect a majority of the Company's Board of Directors until the earlier of the (a) March 31, 2001 redemption date and (b) the date the Company the reports at least $75 million in revenues for any year through December 31, 2000. THIS THRESHOLD HAS BEEN ARBITRARILY SELECTED BY THE COMPANY AND IS NOT TO BE CONSTRUED AS PROJECTIONS OF FUTURE COMPANY OPERATIONS. In the event of any liquidation, dissolution or winding-up, the holder of shares of the Preferred Stock will be entitled to an aggregate preference of $50,000, his basis in the stock; any remaining proceeds of liquidation will be distributed pro rata to holders of the Common Stock. The above-stated $75 million revenue level will be determined by the Company and reported on its audited financial statements. The Series B Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.


         The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware ("GCL"). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person becomes an interested stockholder, unless
(i) the business combination is approved in a prescribed manner or (ii) such interested stockholder owns at least 85% of the corporation's voting stock (excluding shares held by certain designated stockholders) upon completion of the transaction in which such stockholder becomes an interested stockholder. This effect of such GCL provision could be delayed and make business combinations more difficult even if the business combination could be beneficial to the interests of the stockholders. This provision of the GCL also could limit the price certain investors might be willing to pay in the future for shares of the Common Stock. Consequently, Mr. Ende has the ability to direct substantially all of the Company's affairs.


         Payment of Dividends. No cash dividends have been paid on the Common Stock since the Company's inception. On April 30, 1995, the Company declared a cash dividend of $112,730 on 2,000,000 shares of Class A Preferred Stock of the Company held by its President, Joseph Ende, which amount represented accrued cumulative dividends. Of this amount, $50,000 was exchanged for 1,000 shares of Series B preferred Stock of the Company and the balance was credited to the payment of certain advances made to Mr. Ende by the Company. No cash dividends are contemplated in the foreseeable future, and the Company presently intends to retain all of its earnings for the future operations and growth of its business.

The Company's loan agreement with one of its lenders prohibits the payment of dividends on its outstanding capital stock.


         Effect of Outstanding Warrants and Options. As of December 22, 1997, the Company has outstanding warrants and options to purchase up to an aggregate of 1,328,000 shares of Common Stock, including the Class A Warrants to purchase up to 566,000 shares, the Investor Warrants to purchase up to 10,000 shares and the Creditor's Warrant to purchase up to 45,000 shares of Common Stock at exercise prices ranging from $3.80 to $9.88 (collectively, the "Warrants"); and options granted under the Option Plans to purchase up to 707,000 shares (subject to increase in the number of shares available for grant under the 1995 Plan), at exercise prices ranging from $2.25 to $6.88. In addition, at such date, the Company had outstanding $1,600,000 aggregate principal amount of Convertible Securities convertible into an aggregate of up to 503,951 shares of Common Stock and 1,000 shares of Series B Preferred Stock convertible into 10,000 shares of Common Stock. The terms upon which the Company will be able to obtain additional equity financing may be adversely affected since the holders of outstanding Warrants, options and Convertible Securities can be expected to exercise or convert them at a time when, in all likelihood, the Company would be able to obtain any needed capital on terms more favorable to the Company than those provided by such securities. See "Risk Factors - Shares Eligible for Future Sale, Registration Rights" and "Recent Developments."

         Shares Eligible for Future Sale; Registration Rights. Of the 4,555,515 shares of Common Stock currently issued and outstanding, approximately 20,000 shares of Common Stock (including the 1,749,951 shares offered hereby) are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act ("Rule 144"), and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemption provided by Rule 144.

          The Company has granted certain registration rights to the holders of an aggregate of 2,138,951 shares of Common Stock (including those issuable upon the exercise of the Warrants and upon conversion of the Convertible Securities) and has agreed to maintain a current prospectus to permit the exercise of the 566,000 Class A Warrants. In particular, the Company has granted shelf-registration rights pursuant to a Registration Rights Agreement, dated November 7, 1997, with respect to the shares of Common Stock underlying the Debentures, any such shelf-registration to be continuously effective until the earlier of
(i) all shares of the Registrable Securities, as defined in the Registration Rights Agreement have been sold or (ii) the second anniversary of the effective date of this Registration Statement. No prediction can be made as to the effect, if any, that sales of shares of Common Stock pursuant to such registration rights, or otherwise, or even the availability of such shares for sale will have on the market price of the Common Stock prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect the prevailing market price for the Common Stock and could impair the Company's ability in the future to raise capital through the sale of its equity securities.


         During the respective terms of the Company's outstanding options and Warrants, the holders thereof may be able to purchase Common Stock at prices substantially below the then current market price of the Company's public market may adversely affect the prevailing market price for the Common Stock and could impair the Company's ability in the future to raise capital through the sale of its equity securities.

         During the respective terms of the Company's outstanding options and Warrants, the holders thereof may be able to purchase Common Stock at prices substantially below the then current market price of the Company's Common Stock with a resultant dilution in the interests of the existing shareholders. In addition, the exercise of outstanding options and Warrants and the subsequent public sales of Common Stock by holders of such securities pursuant to a registration statement effected at their demand, under Rule 144 or otherwise, could have an adverse effect upon the market for and price of the Company's securities. See "Plan of Distribution"; and "Management" and "Executive Compensation" in the Company's Form 10-K.

Securities Market Factors. In recent years, the securities markets have experienced a high level of volume volatility and market prices for many companies, and particularly small and emerging growth companies have been subject to wide fluctuations in response to quarterly variations in operating results. The securities of many of these companies which trade in the over-the-counter market, have experienced wide price fluctuations, which in many cases were unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock. Factors such as the Company's operating results, the expansion of the Company's operations pursuant to a recent acquisition announcements by the Company or its competitors concerning proprietary innovations, new products, government regulations and developments or disputes relating to proprietary rights and factors affecting the automobile industry generally may have a significant impact on the market for the Company's securities. General market price declines or market volatility in the future could adversely affect the future price of the Company's securities. See "Price Range of Common Stock" in the Company's Form 10-K.


         Possible Delisting of Securities from the Nasdaq Stock Market; Risks Associated with Low-Priced Stock. The Company's Common Stock became listed on the Nasdaq SmallCap Market ("NASDAQ") on June 6, 1996. No assurance can be given that the shares of Common Stock will remain qualified for listing on NASDAQ. In order to continue to be listed on NASDAQ, the Company must maintain $2,000,000 in net assets, a $4,000,000 market value of the public float and a minimum bid price of $1.00. The failure to meet these maintenance criteria may result in the delisting of the Common Stock from NASDAQ, and the trading of the Common Stock, if any, would be conducted in the over-the-counter market through the OTC Electronic Bulletin Board. As a result of such delisting, an investor may find it more difficult to dispose of, or obtain accurate quotations as to the market value of, the Company's Common Stock.


         Furthermore, if the Common Stock is not listed on NASDAQ or were to become delisted from trading on NASDAQ and the trading price of the Common Stock remains below $5.00 per share, trading in the Common Stock would also be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various restrictions on sales practices by broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage them from effecting transactions in the Common Stock, which could severely limit the liquidity of the Common Stock and the ability of the Selling Securityholders to sell the Common Stock in the secondary market. See "Plan of Distribution."

         FOR ALL OF THE AFORESAID REASONS AND OTHERS SET FORTH HEREIN, THE PURCHASE OF THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS PROSPECTUS. THE SECURITIES

SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO ABSORB A LOSS OF THEIR INVESTMENT IN THE COMPANY AND HAVE NO NEED FOR A RETURN ON THEIR INVESTMENT.

                                 USE OF PROCEEDS


                  The Company will not receive the proceeds of sales of Common Stock and Class A Warrants offered hereby. However, upon the full exercise of the outstanding Class A Warrants, Investor Warrants and Creditor Warrants the Company will receive aggregate cash proceeds of $2,610,950. The Company will use the approximately $2,580,950 of net proceeds (net of $30,000 of offering expenses) for working capital and general corporate purposes.


         The Company may also use a portion of the net proceeds allocated to working capital to expand its operations by acquiring companies or parts of companies which the Company believes are compatible with its business. The Company has no plans, agreements, understandings or arrangements with respect to any such acquisition. There can be no assurance that the Company will be able to make any such acquisition.

         Pending utilization of the net proceeds from the exercise prices of the Warrants, and the Agent's Warrants and the Investor Warrants, the Company may use funds to temporarily reduce its credit facilities and otherwise invest in interest-bearing investments.

                             SELECTED FINANCIAL DATA

         The selected consolidated financial data as of and for the five-year period ended December 31, 1996 have been derived from the Company's Consolidated Financial Statements. Such data should be read in conjunction with the Consolidated Financial Statements and related Notes for the three-year period ended December 31, 1996 and Management's Discussion and Analysis of Financial Condition and Results of Operations. The consolidated balance sheet data as of December 31, 1995 and 1996 and the consolidated statements of operations data for each of the three years in the period ended December 31, 1996, are audited and included in this Prospectus. The consolidated balance sheet data as of the December 31, 1992, 1993 and 1994 and the consolidated statements of operations data for the years ended December 31, 1992 and 1993 are derived from audited consolidated statements of the Company which are not presented in this Prospectus. The selected data presented below for, and as of the end of, the nine months ended September 30, 1996 and 1997 are derived from the unaudited consolidated financial statements of the Company appearing in this Prospectus. In the opinion of management, the unaudited consolidated financial statements for the interim periods include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year.


Statement of Operations

Data:                                                   Year Ended December 31
                                     -------------------------------------------------------------------
                                     1992           1993          1994              1995            1996
                                     ----           ----          ----              ----            ----
Net Sales                        $13,672,234   $17,717,023    $25,094,473       $30,463,730      $32,599,096
Income (loss) from operations        605,845       370,009     (1,041,037)(1)       566,874          248,048
Interest expense                    (261,643)     (314,796)      (520,602)         (774,762)        (875,305)
Net income (loss)                    235,982        41,187     (1,968,909)(1)      (179,072)        (466,454)
Net income (loss) per common
and common equivalent share(2)   $       .05   $       .00    $     (.92)       $      (.06)      $     (.13)


Balance Sheet Data:                                       As of December 31,
                                   -------------------------------------------------------------------------
                                     1992           1993          1994              1995             1996
                                     ----           ----          ----              ----             ----
Working capital                   $1,977,053   $ 1,823,459    $ 3,706,239        $3,288,863      $ 9,574,684
Total assets                       8,070,849    10,189,885     11,937,143        15,496,294       21,023,644
Long-term obligations                 80,113       133,927        216,469           630,494        5,850,645
Total stockholders' equity         2,174,915     2,176,102      4,124,961         3,855,804        5,506,395





Statement of Operations            Nine months ended September 30
                                   ------------------------------
Data:                                      (Unaudited)

                                     1996                 1997
                                     ----                 ----
Net Sales                        $25,194,691        $22,046,355
Income (loss) from operations        760,364            567,013
Interest expense                    (656,511)          (614,295)
Net income (loss)                     63,353            104,305
Net income (loss) per common
and common equivalent share(2)   $       .02           $    .02

                                     As of September 30, 1997
                                 --------------------------------
Balance Sheet Data:                       (Unaudited)

                                     1996                1997
                                     ----                ----
Working capital                  $ 9,567,871        $14,475,601
Total assets                      20,936,960         19,951,478
Long-term obligations              5,964,956         10,191,891
Total stockholders' equity         5,066,500          6,364,250

----------

(1) After a non-cash compensatory charge of $2,314,000 resulting from the release of escrow shares, the exercisability of warrants and the conversion of preferred stock, upon the Company's attainment of the specified 1994 pre-tax income level under the Company's July 1992 Reverse Acquisition and certain cumulative levels for the three-year period ended December 31, 1994. See "Certain Relationships and Related Transactions" in the Form 10-K and Note 5 of Notes to the Consolidated Financial Statements.

(2) Net income (loss) per share is computed on the basis described in Note 1 of Notes to Consolidated Financial Statements, including, but not limited to, the adjustment for dividends on preferred stock.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996 (Unaudited)

         Gross sales for the nine months ended September 30, 1997 decreased $4,003,450, or 14.6%, to $23,374,179, as compared to $27,377,629 for the same period in 1996. The loss of a major customer, Autozone, Inc., resulted in a decrease in sales of approximately $6.0 million for the nine months ended September 30, 1997. Due to the addition of new customers and expanded sales to current customers, the net reduction in sales was only $4.0 million.

         Gross profit for the nine months ended September 30, 1997 was $5,963,073 as compared to $6,688,635 for the same period in 1996. This represents a decrease of $725,562, or 10.8%. Gross profit decreased as a result of lower sales. However, the gross profit margin percentage for the nine months ended September 30, 1997 increased to 27.0%, as compared to 26.5% for the same period in 1996.

         Operating expenses for the nine months ended September 30, 1997 were $5,396,060, a decrease of $532,211, or 9%, from $5,928,271 for the same period in 1996. Payroll expense was reduced in anticipation of lower sales. In addition, variable expenses of freight and commissions also decreased in proportion to the reduction in sales.

         For the nine months ended September 30, 1997, income from operations was $567,013 as compared to $760,364 for the same period in 1996. This was a decrease of $193,351, or 25.4%. Income from operations for the nine months ended September 30, 1997 decreased due to reduced sales volume.

         Other income for the nine months ended September 30, 1997 consisted of $76,865 from the sale of securities held as investments. The Company received $100,000 from the sale of certain assets previously written-off. The Company also realized a gain of $44,222 on foreign currency transactions.

         For the nine months ended September 30, 1997, interest expense was $614,295, a decrease of $42,216, as compared to $656,511 for the same period in 1996. The decrease is attributed to a reduction in the amount of bank borrowings due to exercise of warrants, collection of accounts receivable and reduction in inventory levels.

         For the nine months ended September 30, 1997, the Company's net income was $104,305, or $.02 per share, as compared to $63,353 or $.02 per share for the same period in 1996.

         Although final results from operations for the year ended December 31, 1997 ("1997") are not yet available, the Company estimates that during the fourth quarter of 1997 it will incur a loss of approximately $1,000,000 which will offset the previously reported earnings of $104,305 for the nine months ended September 30, 1997. The projected loss is a result of the Company's loss from operations incurred in the fourth quarter and an increase in its allowance for doubtful accounts.

1996 Compared to 1995

         Gross sales for the year ended December 31, 1996 ("1996"), increased by $3,565,177, or 11.0%, to $35,948,479 compared to $32,383,302 for the year ended
December 31, 1995 ("1995"). This increase was due primarily to increased sales to existing customers, the Company's introduction of new undercar parts product lines and the continued expansion of its customer base. Autozone, Inc. a large retail chain, which became a customer in late 1993, accounted for approximately 28% of the Company's net sales for 1996. However, in the fourth quarter of 1996 this customer informed the Company that it was consolidating vendors, and they would no longer use the Company as a prime supplier. The Company added several new retail chains late in 1996 which are anticipated to make up a portion of the loss of this single customer.

         The Company has agreed to accept the return of merchandise under certain circumstances. In order to obtain new customers, merchandise is exchanged, and replaced with current Company merchandise. The merchandise is brought back to the Company where it is reboxed, relabled and placed back in inventory. This is a common occurrence within the industry. As the marketplace has grown more competitive, the amount of sales returns to the Company has significantly increased. The merchandise does not deteriorate, and obsolescence is therefore not a problem. All merchandise which is defective and returned by customers is returned to or credited by vendors.

         Gross profit for 1996, increased by $277,475, or 3.4%, to $8,331,273 compared to $8,053,798 for 1995. Gross profit for 1996 decreased to 25.6% compared to 26.4% for 1995. The Company accepted the return of merchandise from Autozone, Inc. and incurred $534,000 of costs for relabling, and freight. This charge reduced the gross profit percentage by 1.6%.

         Operating expenses for 1996 increased by $596,301, or 8.0%, to $8,083,225, compared to $7,486.914 for 1995. Operating costs increased in proportion to the increased sales volume.

         Most of the Company's payments to vendors are made in United States dollars and, therefore, the amount of foreign currency is immaterial.

         Income from operations for 1996, decreased by $318,826 to $248,048 compared to $566,874 for 1995, primarily as a result of the increase in operating expenses noted above.

         Interest expense for 1996, increased by $100,543, or 13.0% to $875,305 compared to $774,762 for 1995. The increase was a result of additional borrowings by the Company in support of the growth in sales and assets.


         As a result of the foregoing, the Company's net loss for 1996 increased by $287,382 to $466,454, or $(.13) per share, as compared to $179,072, or
$(.06) per share for 1995.


1995 Compared to 1994

         Gross sales for the year ended December 31, 1995 ("1995"), increased by $6,254,137, or 23.9%, to $32,383,302 compared to $26,129,165 for the year ended
December 31, 1994 ("1994"). This increase was due primarily to increased sales to existing customers and the Company's introduction of new undercar parts product lines. In addition, the Company expanded its customer base during 1995. Autozone, Inc. a large retail chain, which became a customer in late 1993, accounted for approximately 17% of the Company's net sales for 1995.


         Gross profit for 1995, increased by $1,349.646, or 20.1 %, to $8,053,798 compared to $6,704,152 for 1994. Gross profit for 1995 decreased to 26.4% compared to 26.7% for 1994. There is no significant difference in gross profit during the two periods.


         Operating expenses for 1995 decreased by $258,265, or 3.3%, to $7,486,924, compared to $7,745,189 for 1994. There was a 39.2% increase in sales, general and administrative expenses in 1995, resulting from higher costs associated with increased sales volume, bad debt expenses of $617,891, and a continued building of the infrastructure needed to provide a high level of service to the Company's customers, offset, in part, by the implementation of certain cost controls. An overall decrease resulted in non-recurring changes from non-cash compensatory charges (as described below) and settlement of litigation which occurred in 1994. The Company expensed costs associated with a terminated public offering totaling $248,000 during 1995.

         The Company's attainment of the 1994 pretax income level and certain cumulative levels for the three year period ended December 31, 1994 under a reverse acquisition agreement, as amended, between the Company and Joseph Ende, its President, resulted in the release of escrowed shares, exercisability of Class F warrants (relating to 1994 earnings) and conversion of the Series A Preferred Stock into shares of Common Stock, all by the Company's President/principal stockholder, which resulted in a non-cash compensatory expense of $2,314,000 for 1994. Without giving effect to the non-cash expense of $2,314 000 for 1994, the Company would have had net income of $345,091.

The non-cash compensatory charges to operations were offset by an increase in Common Stock and additional paid-in-capital.

         Income from operations for 1995, increased by $1,607,911 to $566,874, compared to a loss of $1,041,037 for 1994, as a result of increased sales, combined with certain cost controls and the elimination of certain non recurring charges.

         Interest expense for 1995, increased by $254,160, or 48.8% to $774,762 compared to $520,602 for 1994. The increase was a result of additional borrowings by the Company in support of the growth in sales and assets.

         As a result of the foregoing, the Company's net loss for 1995 decreased by $1,789,837, to $179,072, or $.06 per share, as compared to $ 1,968,909, or
$.92 per share for 1994.

Liquidity and Capital Resources

Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996

         The Company has continued to use funds generated from operations and proceeds from the exercise of the Class A Warrants to finance working capital requirements.


         In November 1997, the Company entered credit agreements with institutional lenders which provide for revolving credit and letter of credit facilities for certain subsidiaries of the Company in an aggregate amount up to $24 million based on certain percentages of accounts receivable and inventory deemed eligible by such lenders. Borrowings under these facilities currently bear interest at rates ranging from 8.5% to 9.5% and both facilities expire in November 2000.


         Cash used in operations during the nine months ended September 30, 1997 was $632,382 as compared to $2,797,683 used in operations for the same period in 1996. This change was due mainly to the decrease in accounts receivable and inventory of $1,155,808, offset by the corresponding decrease in accounts payable and accrued expenses of $1,862,019, for the period ended September 30, 1997. During the comparable period in 1996, inventory and accounts receivable grew by $5,169,780 and accounts payable and accrued expenses grew by $2,078,910.

         Cash received from customers during the nine months ended September 30, 1997 amounted to $22,417,445, a decrease of $1,282,780, or 5.4%, over the same period in 1996. At the same time, cash paid to suppliers and employees during the nine months ended September 30, 1997 decreased by $3,412,319, or 13.2%, over the same period in 1996, to $22,357,659, as the Company utilized the proceeds of sales to reduce accounts payable.

         During the nine months ended September 30, 1997, the Company made a concerted effort to reduce inventory levels while ensuring sufficient product availability. As a result, inventory decreased by $784,718, or 7.4% from $10,636,820. Accounts receivable decreased by $371,090 or 5.1%, from January 1, 1997 through September 30, 1997. The decrease in accounts receivable was a result of the reduction in sales volume.

1996 Compared to 1995

         The Company used funds generated from bank borrowings and proceeds from a private placement and exercises of warrants to finance working capital requirements during 1996. The Company received net proceeds of approximately $1,772,000 from its private placement and exercise of warrants during 1996. If the remaining 780,000 warrants are exercised, total funds of $2,964,000 will be available to the Company.

         The Company had agreements with two banks to provide lines of credit, bankers' acceptances and letter of credit facilities. These facilities provided for aggregate borrowings of up to $10,000,000 at December 31, 1996. The balance due under the Company's loan facilities amounted to approximately $9,400,000 at December 31, 1996. The lines of credit and bankers' acceptances bore interest at rates ranging from 7.44% to 9%. The lines of credit expire at various dates through February 21, 1998. In February 1996, the Company refinanced and expanded by $1,000,000 one of its bank agreements. The new two-year agreement allowed for borrowings of up to $5,000,000 based upon levels of accounts receivable and inventory. The notes and acceptances payable are collateralized by substantially all of the assets of the Company and are partially guaranteed by the Company's President/principal stockholder. One of the agreements contained covenants which require the maintenance of certain amounts of net worth and financial ratios. At December 31, 1996, the Company had no outstanding letters of credit. In addition, during 1995, the Company obtained a $258,000 short-term loan from an individual, this loan was converted into 91,300 shares of common stock in December 1996.


         Cash used in operations in 1996 was $2,658,581 which represents a decrease of $46,406, or 1.7%, from $2,704,987 in 1995. Accounts receivable and inventory increased a total of $4,638,213 in 1996. This was due to continued sales growth and the addition of new product lines. These were financed primarily with $1,649,334 of additional borrowings, and $1,780,920 of proceeds from the private placement and exercise of the warrants.

         Cash received from customers during 1996 amounted to $31,267,820, an increase of $2,741,686, or 9.6% over the same period in 1995. At the same time, cash paid to suppliers and employees during 1996 increased by $3,300,258, or 11.0%, over the same period in 1995 to $33,040,889, as the Company utilized the proceeds of sales and increased borrowings to pay suppliers and finance its growth through conservative cash flow management.

         The Company signed a contract for a new computer system which management believes will improve efficiency of operations. The $489,000 cost of this expenditure will be financed by The CIT Group/Credit Finance Inc. over a five-year period and will not significantly affect the cash flows of the Company. The Company believes that the proceeds from the amounts available under existing or new debt facilities and cash flows from operations, will be sufficient to satisfy the Company's anticipated cash requirements for at least the next 12 months.


                             SELLING SECURITYHOLDERS

         The following table sets forth, with respect to each Selling Securityholder, based upon information available to the Company as of the date hereof, the number of shares of Common Stock and Class A Warrants beneficially owned, the number of shares of Common Stock and Class A Warrants to be sold, and the number and percentage of outstanding shares of Common Stock beneficially owned before and after the sale of the shares and Class A Warrants offered hereby. None of the Selling Securityholders has been an affiliate of the Company during the preceding three years, except as noted. Although there can be no assurance that the Selling Securityholders will sell any or all of the shares of Common Stock and Class A Warrants, the following table assumes that each of the Selling Securityholders will sell all of the shares of Common Stock and Class A Warrants offered by this Prospectus.

================================================================================

====================================================================================================================================
                                                                                                       Securities
                                                                                                         Benefi-       Percent
                                           Amount and                                                    cially           of
                                             Nature                                                      Owned           Class
                                           Beneficial                       Securities to                After           After
                Name                      Ownership(1)                         Be Sold                  Offering      Offering(2)
                ----                 -------------------------          --------------------------      --------      -----------
                                      Shares(3)     Warrants(4)           Shares(3)         Warrants(4)
                                      --------      -----------           --------          -----------

Lawrence and Helaine Kaplan         120,000(5)        80,000(5)         120,000(5)       80,000(5)         -0-             -0-
Stanley A. Kaplan                   120,000(6)        80,000(6)         120,000(6)       80,000(6)         -0-             -0-

====================================================================================================================================
                                                                                                       Securities
                                                                                                         Benefi-       Percent
                                                 Amount and                                              cially           of
                                                   Nature                                                Owned           Class
                                                 Beneficial                       Securities to          After           After
                Name                            Ownership(1)                         Be Sold            Offering      Offering(2)
                ----                      -------------------------         --------------------------  --------      -----------
                                          Shares(3)     Warrants(4)          Shares(3)      Warrants(4)
                                          ---------     -----------          ---------      -----------

G-V Capital Corp.                         120,000(7)        80,000(7)         120,000          80,000       -0-             -0-
Quad Capital Partners                      60,000           40,000             60,000          40,000       -0-             -0-
OK Associates Pension Trust                30,000           20,000             30,000          20,000       -0-             -0-
Michael Miller                             60,000           40,000             60,000          40,000       -0-             -0-
Manhattan Group Funding                    30,000           20,000             30,000          20,000       -0-             -0-
Universal Partners L.P.                    60,000           40,000             60,000          40,000       -0-             -0-
Kenneth Orr                               120,000           80,000            120,000          80,000       -0-             -0-
Murat and Ender Agirnasli                  30,000           20,000             30,000          20,000       -0-             -0-
Kenneth J. Koock                           30,000           20,000             30,000          20,000       -0-             -0-
M.H. Meyerson & Co., Inc.                  30,000(7)        20,000(7)          30,000(7)       20,000(7)    -0-             -0-
ASN Voice & Data Corp.                     15,000           10,000             15,000          10,000       -0-             -0-
Interpacific Capital Corp.                180,000          120,000            180,000         120,000       -0-             -0-
Jeanette Flam and Barry Gresser            60,000           40,000             60,000          40,000       -0-             -0-
Plane Tree Corp. NV                        30,000           20,000             30,000          20,000       -0-             -0-
Theo Muller                               120,000           80,000            120,000          80,000       -0-             -0-
Jerry Kaplan                               15,000           10,000             15,000          10,000       -0-             -0-
William Orzolek                            35,000               -0-            35,000              -0-      -0-             -0-
KanKap, Inc.                               91,300               -0-            91,300              -0-      -0-             -0-
Excalibur Limited Partnership             182,371(8)         6,000(9)         182,371(8)        6,000(9)    -0-             -0-
Gundyco in trust for RRSP550-98866-19     121,580(8)         4,000(9)         121,580(8)        4,000(9)    -0-             -0-
Alliance Capital Investments Corp.        281,666(10)      160,000            281,666(10)     160,000       -0-             -0-
George M. Greco, Jr.                       16,666(10)           -0-            16,666(10)          -0-      -0-             -0-
Frank Skelly                               41,666(10)           -0-            41,666(10)          -0-      -0-             -0-
Craig Gross                                41,666(10)           -0-            41,666(10)          -0-      -0-             -0-
Baystate Development Trust                 41,666(10)           -0-            41,666(10)          -0-      -0-             -0-
Stephen C. Schoffman                       16,666(10)           -0-            16,666(10)          -0-      -0-             -0-
Jeffrey Chasse                             50,000(11)           -0-            50,000(11)          -0-      -0-             -0-
Michael DiAngelo                           50,000(11)           -0-            50,000(11)          -0-      -0-             -0-
The CIT Group/Credit Finance, Inc.         45,000(12)           -0-            45,000(12)          -0-      -0-             -0-




(1) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the effective date of this Prospectus upon the exercise of warrants or options. Unless otherwise noted, each Selling Securityholder's beneficial ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof have been exercised.

(2)  Based on 4,555,515 shares of Common Stock outstanding as of December 22,
     1997.

(3) Includes shares of Common Stock underlying the Class A Warrants which may already have been exercised.

(4)  Includes Class A Warrants which may already have been exercised.

(5) Does not include any portion of the shares of Common Stock and Class A Warrants held by: (a) G-V Capital Corp., of which Mr. Lawrence Kaplan is an officer, director and stockholder, or (b) OK Associates Pension Trust, of which Mr. Kaplan is a trustee; or (c) Quad Capital Partners, of which Mr. Kaplan is a partner.

(6) Does not include any portion of the shares of Common Stock and Class A Warrants held by Quad Capital Partners, of which Mr. Stanley Kaplan is a partner.

(7)  Does not include any shares that may be held by such Selling
     Securityholder, a NASD member firm, in its firm trading account.

(8) Shares issuable upon conversion of the Debentures determined based on a conversion price of $3.29 per share. The Debentures provide that the principal amount thereof is convertible in increments of $50,000 into shares of Common Stock at a conversion price equal to the lesser of (a) $8.56 per share and (b) the higher of (i) $3.29 per share and (ii) 82.5% of the average closing bid price per share for the five trading days immediately preceding the conversion date. If the closing bid price per share of the Common Stock for 20 consecutive days is $4.94 or less, then, the conversion price is to be adjusted to $4.94 per share. Thereafter, each time the closing bid price per share of the Common Stock for 20 consecutive days is 75% or less of the last readjusted maximum conversion price, such last readjusted conversion price will be further adjusted. The conversion price is also subject adjustment to avoid dilution in the event of a subdivision or combination of the outstanding shares of Common Stock.

(9) Shares issuable upon exercise of the Investor Warrants. The exercise price of, and the number of shares underlying, the Investor Warrants are subject to adjustment to avoid dilution in the event of a subdivision or combination of the outstanding shares of Common Stock.

(10) Shares issuable upon conversion of the Notes based upon a conversion price of $3.00 per share, except that as to Alliance Capital Investments Corp. ("AICI"), only 41,666 of the shares listed for AICI underlie the Notes. The Notes are convertible into shares of Common Stock at a conversion price equal 70% of the average closing sale price of the Common Stock for the five business days immediately preceding the date on which a holder of a Note gives notice of conversion to the Company, subject to a maximum conversion price of $3.00 per share.

(11) These 50,000 shares are being held in escrow for up to 15 months. 130,000 of shares are issuable upon exercise of options not currently exercisable, but subject to vesting upon the attainment of certain performance levels. See "Recent Developments."

(12) Shares issuable upon exercise of the Creditor's Warrant. The exercise price of, and the number of shares underlying, the Creditor's Warrant are subject to adjustment to avoid dilution in the event of stock splits, stock dividends and similar distributions.


                              PLAN OF DISTRIBUTION

         The shares of Common Stock and Class A Warrants (collectively the "Securities") offered hereby are being offered by the Selling Securityholders for their own account and not for the account of the Company. The Selling Securityholders may continue to sell the Securities directly to purchasers or, alternatively, may offer the Securities from time to time through other agents, brokers, dealers or underwriters, who may receive compensation in the form of concessions or commissions from the Selling Securityholders. Sales of the Securities may be made in one or more transactions on NASDAQ, in privately negotiated transactions or otherwise, and such sales may be made at the market price prevailing at the time of sale, a price related to such prevailing market price or a negotiated price. Sales of Securities are subject to the prospectus delivery and other requirements of the Securities Act.


         Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of the Common Stock of the Company offered by this Prospectus may not simultaneously engage in market-making activities with respect to the Common Stock of the Company during the applicable "cooling off" period (nine business days) prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the regulations thereunder, including, without limitation, Rule 102 of Regulation M, which provisions may limit the timing of purchases and sales of the Securities by the Selling Securityholders.

         To the extent required, the Company will use its best efforts to file, during any period in which offers or sales are being made, one or more amendments or supplements to this Prospectus or a new registration statement with respect to the Common Stock and Class A Warrants to describe any material information with respect to the plan of distribution not previously disclosed in this Prospectus, including the name or names of any additional underwriters, dealers or agents, if any, the purchase price paid by the underwriter for Securities purchased from a Selling Securityholder, and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

                     COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

         The legality of the Securities offered hereby will be passed upon for the Company by Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158. Snow Becker Krauss P.C. holds an option to purchase 20,000 shares of Common Stock.

                                     EXPERTS

         The consolidated financial statements of the Company as of and for the years ended December 31, 1995 and 1996, appearing herein, have been included in reliance upon the report of Deloitte & Touche LLP, independent auditors, given upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements of the Company for the year ended December 31, 1994, appearing herein, have been included in reliance upon the report of Goldstein Golub Kessler & Company, P.C., independent auditors, given upon the authority of such firm as experts in accounting and auditing.

                BRAKE HEADQUARTERS U.S.A., INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                  YEARS ENDED DECEMBER 31, 1996, 1995 and 1994
                                    (Audited)

                                                                                                                Page No.
                                                                                                                --------

INDEPENDENT AUDITORS' REPORTS                                                                                   F-1, F-2

CONSOLIDATED FINANCIAL STATEMENTS:

         BALANCE SHEETS                                                                                              F-3

         STATEMENTS OF OPERATIONS                                                                                    F-4


         STATEMENTS OF SHAREHOLDERS' EQUITY                                                                          F-5

         STATEMENTS OF CASH FLOWS                                                                                    F-7

         NOTES TO FINANCIAL STATEMENTS                                                                        F-8 - F-16


         FINANCIAL STATEMENT SCHEDULE:
                  SCHEDULE ii: VALUATION AND QUALIFYING ACCOUNTS                                                     S-1


                                      NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                                       (Unaudited)

CONSOLIDATED FINANCIAL STATEMENTS:


         BALANCE SHEETS - SEPTEMBER 30, 1997 AND DECEMBER 31, 1996 (Audited)                                       F-17

         STATEMENTS OF INCOME                                                                                      F-18

         STATEMENTS OF CASH FLOWS                                                                                  F-19

         NOTES TO FINANCIAL STATEMENTS                                                                      F-20 - F-21

INDEPENDENT AUDITORS' REPORT


Board of Directors
Brake Headquarters U.S.A., Inc.


We have audited the accompanying consolidated balance sheets of Brake Headquarters U.S.A., Inc. and subsidiaries as of December 31, 1996 and 1995, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. Our audits also included the financial statement schedule for 1996 and 1995 listed in the Index to the consolidated financial statements.These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to expressan opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Brake Headquarters U.S.A., Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



DELOITTE & TOUCHE LLP



Stamford, Connecticut
March 19, 1997

INDEPENDENT AUDITORS' REPORT


Board of Directors
Brake Headquarters U.S.A., Inc.



We have audited the accompanying consolidated statements of operations, shareholders' equity, and cash flows of Brake Headquarters U.S.A., Inc. (formerly Sanyo Industries, Inc.) subsidiaries for the year ended December 31, 1994. Our audit also included the financial statement schedule for the year ended December 31, 1994 listed in the index to the consolidated financial statements. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Brake Headquarters U.S.A., Inc. and subsidiaries for the year ended December 31, 1994 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule for the year ended December 31,1994, when considered in relation to the basic consolidated financialstatements taken as a whole, presents fairly in all material respects theinformation set forth therein.






GOLDSTEIN GOLUB KESSLER & COMPANY, P.C.
New York, New York



February 8, 1995

                BRAKE HEADQUARTERS U.S.A., INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------------------
DECEMBER 31                                                         1996            1995
--------------------------------------------------------------------------------------------
ASSETS

Current Assets:
     Cash                                                      $    536,928    $     17,895
     Accounts receivable, less allowance for doubtful
        accounts of $372,000 and $288,000                         7,252,018       5,623,117
     Inventory                                                   10,636,820       7,873,131
     Prepaid expenses and other current assets                      384,648         387,767
     Deferred tax asset                                             375,000         345,345
                                                               ------------    ------------
            TOTAL CURRENT ASSETS                                 19,185,414      14,247,255

Property and Equipment - net                                      1,453,179         921,120
Other Assets                                                        227,189         276,315
Due from President                                                   55,874          51,604
Deferred Tax Asset                                                  101,988            --
                                                               ------------    ------------
            TOTAL ASSETS                                       $ 21,023,644    $ 15,496,294
                                                               ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
     Accounts payable                                          $  4,639,419    $  2,615,397
     Accrued expenses and other current liabilities                 318,611         254,365
     Notes and acceptances payable                                4,546,556       8,075,196
     Current portion of long-term debt                              162,018          65,038
                                                               ------------    ------------
            TOTAL CURRENT LIABILITIES                             9,666,604      11,009,996
                                                               ------------    ------------


Long-term Debt                                                    5,850,645         630,494
                                                               ------------    ------------
            TOTAL LIABILITIES                                    15,517,249      11,640,490
                                                               ------------    ------------
Commitments and Contingencies (see notes)

Shareholders' Equity:
     Series B preferred stock - $.001 par value; authorized
         issued and outstanding 1,000 shares                              1               -
     Common stock - $.001 par value; authorized 6,000,000
        and 20,000,000 shares, issued and outstanding
        4,209,384 and 3,416,197 shares                                4,209           3,416
     Additional paid-in capital                                  15,130,511      13,014,260
     Accumulated deficit                                         (9,628,326)     (9,161,872)
                                                               ------------    ------------
            TOTAL SHAREHOLDERS' EQUITY                            5,506,395       3,855,804
                                                               ------------    ------------

            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $ 21,023,644    $ 15,496,294
                                                               ============    ============



                  See Note to Consolidated Financial Statements

                                                                          Cumulative
                                                                           Foreign
                                                                           Currency          Total
                                                          Accumulated    Translation     Shareholders'
                                                            Deficit       Adjustment        Equity
                                                       -------------------------------------------------

Balance at January 1, 1994                               $(6,901,161)          --      $ 2,235,499


Release of 1994 escrow shares to President                      --             --          273,125
Exercisability of Class F warrants                              --             --           74,375
Excess common shares issued upon
  conversion of preferred stock                                 --             --        1,966,500
Issuance of common stock in connection
  with exercise of Class D warrants                             --             --           16,667
Issuance of common stock for cash in connection
  with exercise of warrants                                     --             --        1,489,750
Issuance of common stock for services                           --             --           36,000
Net loss                                                  (1,968,909)          --       (1,968,909)
Foreign currency translation adjustment                         --      $     1,954          1,954
                                                         -----------    -----------    -----------
Balance at December 31, 1994                              (8,870,070)         1,954      4,124,961

Conversion of preferred stock                                   --             --             --
Foreign currency translation adjustment                         --           (1,954)        (1,954)
Dividends declared                                          (112,730)          --         (112,730)
Issuance of common stock in connection with
    exercise of Class F warrants                                --             --           16,667
Employee Stock Bonus Plan                                       --             --            7,932
Return of 1993 Escrow shares to treasury and
    retirement of such shares                                   --             --             --
Net loss                                                    (179,072)          --         (179,072)
                                                         -----------    -----------    -----------
Balance at December 31, 1995                              (9,161,872)          --        3,855,804

Proceeds from private placement                                 --             --        1,012,394
Exercise of warrants                                            --             --          760,000
Insurance of Series B Preferred Stock                           --             --           50,000
Conversion of note payable                                      --             --          258,000
Employee Stock Bonus Plan                                       --             --            8,526
Acquisition of ABS Brakes, Inc.                                 --             --           28,125
Net loss                                                    (466,454)          --         (466,454)
                                                         -----------    -----------    -----------
Balance at December 31, 1996                             $(9,628,326)   $      --      $ 5,506,395
                                                         ===========    =========      ===========



               See Notes to Consolidated Financial Statements.

                BRAKE HEADQUARTERS U.S.A., INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

-----------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                          1996                       1995                    1994
-----------------------------------------------------------------------------------------------------------------------------
Sales                                                    $     35,948,479           $     32,383,302       $      26,129,165
   Less returns and allowances                                  3,349,383                  1,919,572               1,034,692
                                                        ------------------         ------------------     -------------------
Net sales                                                      32,599,096                 30,463,730              25,094,473
Cost of goods sold                                             24,267,823                 22,409,932              18,390,321
                                                        -----------------          ------------------     -------------------
Gross profit                                                    8,331,273                  8,053,798               6,704,152
                                                        ------------------         ------------------     -------------------

Operating expenses:
    Selling, general and administrative                         8,083,225                  7,238,924               5,198,689
    Non-cash compensatory charges                                       -                          -               2,314,000
    Settlement of litigation                                            -                          -                 232,500
    Public offering costs                                               -                    248,000                       -
                                                        ------------------         ------------------     -------------------
                                                                8,083,225                  7,486,924               7,745,189
                                                        ------------------         ------------------     -------------------

Income (loss) from operations                                     248,048                    566,874              (1,041,037)
                                                        ------------------         ------------------     -------------------

Other income (expense):
    Interest expense                                             (875,305)                  (774,762)               (520,602)
   Gain (loss) on foreign currency transactions                    (7,197)                     2,816                 (12,270)
                                                        ------------------         ------------------     -------------------
                                                                 (882,502)                  (771,946)               (532,872)
                                                        ------------------         ------------------     -------------------

Loss before provision (benefit) for income taxes                 (634,454)                  (205,072)             (1,573,909)

Provision (benefit) for income taxes                             (168,000)                   (26,000)                395,000
                                                        ------------------         ------------------     -------------------

Net loss                                                 $       (466,454)          $       (179,072)      $      (1,968,909)
                                                        ==================         ------------------     -------------------

Net loss per common and common equivalent share          $           (.13)          $           (.06)      $            (.92)
                                                        ==================         ==================     ===================

Weighted average number of common and common
equivalent shares outstanding                                   3,616,311                  3,058,968               2,188,414
                                                        ==================         ==================     ===================



                  See Note to Consolidated Financial Statements

                BRAKE HEADQUARTERS U.S.A., INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                              Additional
                                                          Preferred Stock               Common Stock            Paid-In
                                                      Shares           Amount       Shares         Amount       Capital
------------------------------------------------------------------------------------------------------------------------------------

Balance at January 1, 1994                          2,000,000    $   500,000      1,875,500    $     1,875    $ 8,634,785


Release of 1994 escrow shares to President               --             --             --             --          273,125
Exercisability of Class F warrants                       --             --             --             --           74,375
Excess common shares issued upon                         --
  conversion of preferred stock                          --             --             --             --        1,966,500
Issuance of common stock in connection
  with exercise of Class D warrants                      --             --           41,667             42         16,625
Issuance of common stock for cash in connection          --
  with exercise of warrants                              --             --          702,500            702      1,489,048
Issuance of common stock for services                    --             --            1,800              2         35,998
Net loss                                                 --             --             --             --             --
Foreign currency translation adjustment                  --             --             --             --             --
                                                    ---------       ---------     ---------         ------    -----------
Balance at December 31, 1994                        2,000,000        500,000      2,621,467          2,621     12,490,456

Conversion of Series A preferred stock             (2,000,000)      (500,000)     1,000,000          1,000        499,000
Foreign currency translation adjustment                  --             --             --             --             --
Dividends declared                                       --             --             --             --             --
Issuance of common stock in connection with
    exercise of Class F warrants                         --             --           41,666             42         16,625
Employee Stock Bonus Plan                                --             --            3,064              3          7,929
Return of 1993 Escrow shares to treasury and
    retirement of such shares                            --             --         (250,000)          (250)           250
Net loss                                                 --             --             --             --             --
                                                    ---------       --------      ---------         ------    -----------
Balance at December 31, 1995                             --             --        3,416,197          3,416     13,014,260

Proceeds from private placement                          --             --          490,000            490      1,011,904
Exercise of warrants                                     --             --          200,000            200        759,800
Insurance of Series B preferred stock                   1,000            1            --              --           49,999
Conversion of note payable                               --             --           91,300             91        257,909
Employee Stock Bonus Plan                                --             --            5,637              6          8,520
Acquisition of ABS Brakes, Inc.                          --             --            6,250              6         28,119
Net loss                                                 --             --             --             --             --
                                                    ---------       --------      ---------         ------    -----------
Balance at December 31, 1996                            1,000           $1        4,209,384         $4,209    $15,130,511
                                                    =========       ========      =========         ======    ===========


                                      F-5

                BRAKE HEADQUARTERS U.S.A., INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                                       1996               1995                1994
------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
    Cash received from customers                                     $   31,267,820    $     28,526,134    $     24,081,395
    Cash paid to suppliers and employees                                (33,040,889)        (29,740,631)        (25,662,239)
    Interest paid                                                          (854,759)           (757,394)           (495,357)
    Taxes paid                                                              (30,753)           (733,096)                  -
                                                                     --------------     ---------------     ---------------
                   NET CASH USED IN OPERATING ACTIVITIES                 (2,658,581)         (2,704,987)         (2,076,201)
                                                                     --------------     ---------------     ---------------
Cash flows from in investing activities:
   Capital expenditures                                                    (109,399)           (852,431)           (210,014)
   Acquisition of ABS Brakes, Inc.                                           (9,375)                  -                   -
                                                                     --------------     ---------------     ---------------
                   NET CASH USED IN INVESTING ACTIVITIES                   (118,774)           (852,431)           (210,014)
                                                                     --------------     ---------------     ---------------
Cash flows from financing activities:
    Proceeds from sale of stock and warrants                              1,780,920               7,932           1,489,750
    Net repayments (borrowings) on notes and acceptances payable         (3,270,640)          3,020,376             637,416
    Proceeds from issuance of long-term debt                              4,919,974             630,000             182,757
    Principal payments on long-term debt                                    (70,318)            (21,032)            (32,150)
    Principal payments on obligations under capital leases                  (22,329)                  -             (16,676)
    Loans to President                                                      (67,000)            (72,000)                  -
                                                                     --------------     ---------------     ---------------
                   NET CASH PROVIDED BY FINANCING ACTIVITIES              3,270,607           3,565,276           2,261,097
                                                                     --------------     ---------------     ---------------
    Effect of exchange rate changes on cash                                       -              (1,954)              1,954


    Cash acquired from ABS Brakes, Inc. acquisition                          25,781                   -                   -
                                                                     --------------     ---------------     ---------------

Net increase in cash                                                        519,033               5,904             (23,164)
Cash at  beginning of year                                                   17,895              11,991              35,155
                                                                     --------------     ---------------     ---------------
Cash at  end of year                                                 $      536,928     $        17,895     $        11,991
                                                                     ==============     ===============     ===============
Reconciliation of net loss to net cash used in operating activities
(net of acquisition):


    Net loss                                                         $     (466,454)     $     (179,072)     $   (1,968,909)
    Adjustments to reconcile net loss to net cash provided by
     used in operating activities:
       (Gain) loss on foreign currency transactions                               -              (2,816)             12,270
       Depreciation and amortization                                         73,584             186,675              92,245
       Provision for doubtful accounts                                      480,623             617,891             (60,906)
       Deferred income tax benefit                                          (37,000)           (154,000)            (49,000)
       Non-cash compensatory charges                                              -                   -           2,314,000
       Common stock and warrants issued for services                              -                   -              36,000
       Changes in assets and liabilities:
            Accounts receivable                                          (1,989,524)         (1,937,596)           (596,741)
            Inventory                                                    (2,648,689)         (1,593,795)           (707,601)
            Prepaid expenses and other current assets                        21,206            (354,708)            118,983
            Other assets                                                     49,126             (51,766)            (30,852)
            Account payable and accrued expenses                          1,858,547             764,220          (1,235,690)
                                                                     --------------     ---------------     ---------------


                   NET CASH USED IN OPERATING ACTIVITIES              $  (2,658,581)      $  (2,704,987)     $   (2,076,201)
                                                                     ==============     ===============     ===============






                  See Note to Consolidated Financial Statements

                BRAKE HEADQUARTERS U.S.A., INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 1.  PRINCIPAL BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Business activity - Brake Headquarters U.S.A., Inc. and subsidiaries (the "Company") sells a complete line of brake system parts and accessories primarily to retailers and other wholesalers. Revenue from the sale of these products is recorded at the time the products are shipped. During 1995, the Company closed its Canadian subsidiary and wrote-off substantially all of its remaining assets and liabilities. This resulted in a net gain of approximately $39,000. The Company operates three wholesale warehouses for undercar parts within the New York area, under the name Quality First Brakes Inc. In August 1996, the Company acquired all the net assets of ABS Brakes, Inc. ("ABS") a manufacturer of domestic brake pads.

Principles of consolidation - The consolidated financial statements include the accounts of Brake Headquarters U.S.A., Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Inventory - Inventory, consisting of brake system finished goods and accessories, is stated at the lower of cost (first-in, first-out method) or market.

Depreciation - Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets (5 to 40 years). Leasehold improvements are amortized over the lesser of the term of the respective lease or the estimated useful lives of the improvements (5 to 40 years).

Income taxes - The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and the tax basis of assets and liabilities.


Concentration of credit risk - The Company's customer base consists primarily of retailers and wholesalers of brake system replacement parts throughout North America. On a geographic basis, no area has a disproportionate concentration of credit risk. During the years ended December 31, 1996, 1995 and 1994, less than 10% of the Company's sales were derived from foreign customers. Although the Company is directly affected by the well-being of the brake system replacement parts industry, management does not believe significant credit risk exists at December 31, 1996. The Company performs ongoing credit evaluations of its customers' financial condition. When amounts on specific accounts receivable are judged to be uncollectable by management, those amounts are charged to the allowance for doubtful accounts. During the years ended December 31, 1996 and 1995, the Company had sales to one customer that accounted for 28% and 17%, respectively, of the Company's net sales. In the fourth quarter of 1996, this customer informed the Company it was consolidating vendors and therefore would no longer use the Company as a prime supplier. In the fourth quarter of 1996, the Company incurred costs of approximately $534,000 relating to the relabeling and freight costs associated with this customer.

Net loss per common and common equivalent share - Net loss per common and common equivalent share is based on the weighted average number of common and common equivalent shares (when dilutive) outstanding during the year computed in accordance with the treasury stock method.

Management estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Disclosure about Fair Value of Financial Instruments - The fair value of the Company's credit facilities approximate fair value and is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

Public Offering Costs - During 1995 the Company postponed raising additional funds through a secondary offering due to market conditions. The Company expensed the costs associated with the postponed offering totaling $248,000 during 1995.

Adoption of Statement of Financial Standard Accounting No. 123 - In 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123"). SFAS 123 encourages, but does not require companies to record at fair value compenstion cost for stock-based employee compensation plans. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Emplyees" and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.


Supplemental cash flow information of non-cash activities - 1996 The President purchased 1,000 shares of Series B Preferred Stock for $50,000 in exchange for a reduction in the prior dividend payable to him from the Series A Preferred Stock. A note payable for $258,000 was converted into 91,300 common shares. Common stock was issued for the acquisition of ABS Brakes Inc. in the amount of $28,125. The Company entered into a capital leases for the purchase of computer equipment totaling $489,804.


1995 and 1994 Common stock was issued in 1995 and 1994 in connection with the exercise of Class F and D warrants, respectively, by an increase in the amount due from President of $16,667.

Reclassification - For comparability, certain 1994 amounts have been reclassified to conform to the current year's financial statement presentation.

Note 2.  ACQUISITION

Effective August 30, 1996, the Company acquired the net assets of ABS Brakes, Inc. ("ABS") for $37,500 consisting of 6,250 shares of common stock and $9,375 in cash. ABS assembles brake pads for foreign and domestic cars. The fair value of the net assets acquired approximated the purchase price.

Note 3.  NOTES AND ACCEPTANCES PAYABLE


The Company has an agreement with a bank to provide, line of credit, bankers' acceptances and letters of credit. The maximum availability under these agreements at December 31, 1996 was $5,000,000. The line of credit and bankers' acceptances bear interest at prime plus 3/4% per annum (the prime rate was 8 1/4% at December 31, 1996). The line of credit expires in May 1997 and availability is based upon specified levels of accounts receivable and inventory. The line of credit and bankers' acceptances payable are collateralized by substantially all of the assets of the Company and are partially guaranteed by the Company's President/majority shareholder (the "President"). During December 1996, the holder of a $258,000 short-term note converted the note into 91,300 shares of common stock.



The outstanding balances are as follows:

                              1996        1995
                          ----------   ----------
Lines of credit           $3,840,000   $4,030,000
Bankers' acceptances         706,556    3,787,196
Short-term note payable         --        258,000
                          ----------   ----------
                          $4,546,556   $8,075,196
                          ==========   ==========

Note 4.  LONG-TERM DEBT

Long-term debt consists of the following:
                                                   1996          1995
                                                ----------   ----------
Note payable -  credit facility  (a)            $4,850,321   $       --
Note payable - economic development loan (b)        43,467       65,532
First mortgage - bank (c)                          362,588      390,000
Second mortgage - development loan (d)             225,420      240,000
Note Payable - economic development loan (e)        63,392           --
Capital Lease - (f)                                467,475           --
                                                ----------   ----------
                                                 6,012,662      695,532
         Less current portion                      162,018       65,038
                                                ----------   ----------
                                                $5,850,645   $  630,494
                                                ==========   ==========


         (a) The credit facility was granted for a 2 year period ending February 1998. Interest, payable monthly, is at prime rate or the bank's money market rate plus 2 1/4% (the bank's money market rate was 5.633% at December 31, 1996).It is secured by substantially all the assets of the Company. The credit facility contains covenants, which require the maintenance of certain amounts of net worth and financial ratios. At December 31, 1996, the Company was in defaultof several convenants however, the bank has provided the Company a waiver for these defaults and amended the terms of the agreement.

         (b) The economic development loan bears interest at 5% and is payable in monthly installments of $2,072 through November 1998. The note is collateralized by certain property and equipment.


         (c) The first mortgage dated December 8, 1995, is payable to a bank,bears interest at 7.36% and is secured by the Company's Illinois facility. This mortgage is being amortized over a ten year period in monthly principal and interest installments of $4,602.

         (d) The second mortgage, dated December 11, 1995, is payable to the Illinois Development Finance Authority, bears interest at prime and is secured by the Company's Illinois facility as well as a second lien on certain equipment. This mortgage is payable in monthly installments of principal and interest necessary to fully amortize the loan by January 1, 2005.

         (e) The economic development loan bears interest at 5% and is payable in monthly installment of $1,314 through May 2001. The note is collateralized by certain property and equipment.

         (f) This capital lease is for the purchase of the Company's new computer system. Monthly payments are approximately $10,000 per month throughMay 2001.

Aggregate maturities of long-term debt are as follows:

   Year ending December 31,

         1997                        $   162,018
         1998                          5,025,223
         1999                            168,353
         2000                            183,303
         2001                            155,463
         Thereafter                      318,303
                                     -----------
                                     $ 6,012,663
                                     ===========

Note 5.  SHAREHOLDERS' EQUITY

Escrow Agreement - Pursuant to a business combination in 1992, the Company and the President entered into an agreement for the issuance of 750,000 shares of common stock held in escrow (the "Escrow Shares"). The escrow agreement, as amended, provided for the Escrow Shares to be released upon the Company's attainment of certain pre-tax income levels, as defined, for the years ended December 31, 1992, 1993 and 1994. The President was also issued warrants to purchase an aggregate of 125,000 shares (41,667 shares per year, warrant Classes D, E, and F, respectively) of the Company's common stock at $.40 per share, provided that the Company meets the same respective pre-tax income levels described above. The attainment of the respective pre-tax income levels, which result in the release of the Escrow Shares and exercisability of the warrants, were deemed to be compensatory and resulted in a charge to operations equal to (1) the fair market value of the Escrow Shares measured as of the last day of the respective year in which the pre-tax income level was attained, and (2) the fair market value of the shares to be issued upon the exercise of the warrants measured as of the last day in the respective year in which the pre-tax income level was attained less the exercise price to be paid. The charges related to the release and issuance of these shares are not deductible for income tax purposes.

During the year ended December 31, 1994, the 41,667 Class D warrants were exercised by the President; in addition, a total of 375,000 shares were released from escrow since the Company met the 1992 pre-tax income level. The Company did not meet the 1993 pre-tax income level, and accordingly, in 1995, 250,000 shares were returned to the treasury of the Company and the Class E warrants were not exercisable. Since the Company attained the 1994 pre-tax income levels, as defined, 125,000 shares were released from escrow to the President and the 41,667 Class F warrants were exercised during 1995.

The President disputed the 1993 forfeiture of shares, but waived any claims he had against the Company in exchange for the July 1995 grant of a non-qualified stock option to purchase 180,000 shares of Common Stock under the 1995 Plan.

Common Stock - In August 1995, the Company increased its authorized common stock to 20,000,000 shares. In March 1996, the Company decreased its authorized common stock to 6,000,000 shares.

Preferred Stock - On April 30, 1995, the Company declared a dividend of $112,730 on the Series A Preferred Stock for all dividends accumulated for the period from July 9, 1992 to April 30, 1995. The dividend was unpaid as of December 31, 1995. Since certain cumulative financial operating goals were achieved during the three-year period ended December 31, 1994, each share of Series A preferred stock was automatically converted into 1/2 share of common stock on April 30, 1995. The common shares issued upon attainment of such operating goals were deemed to be compensatory and were measured by the fair market value of the common shares as of December 31, 1994.

In March 1996, the Company amended its Certificate of Incorporation to authorize the issuance of 1,000 shares of Series B preferred stock to be held by the President. The amendment also eliminated all remaining authorized shares of Series A preferred stock. Dividends payable to the President from the Series A preferred stock was offset by the purchase of the Series B preferred stock for $50,000. As the sole shareholder of the Series B preferred stock, which will vote as a separate class, the President has the exclusive right to elect a majority of the Company's Board of Directors until the earlier of the redemption date of March 31, 2001 or the reporting by the Company of at least $75,000,000 in revenue for any year through December 31, 2000. In the event of any liquidation, dissolution or winding-up, the holder of Series B preferred stock will be entitled to an aggregate preference of $50,000, his basis in the stock; any remaining proceeds of liquidation will be distributed pro rata to holders of the common stock.

Private Placement - In July 1996, the Company signed an agreement with G-V Capital Corp. (G-V), to raise an estimated $5 million through the issuance of common stock and warrants. In August 1996, the Company completed raising additional capital through a private placement by selling 490,000 units at a purchase price of $2.50 per unit. Each unit consists of one share of common stock and two Redeemable Common Stock Purchase Warrants each to purchase one share of common stock of the Company at $3.80 per share until the third anniversary of the initial closing. The Company has received net proceeds of approximately $1,772,000 as of December 31, 1996 from the sale of units and exercise of 200,000 warrants.

1994 Employee Stock Option Plan

During 1994, the Company established the 1994 Employee Stock Option Plan (the "1994 Plan"). The 1994 Plan provides for the grant of options to employees and other parties to purchase an aggregate of 300,000 shares of common stock. Options to purchase no more than 120,000 shares of common stock may be granted to any one person in any two-year period. The 1994 Plan is administered by the Board of Directors.

The 1994 Plan allows the Company to grant incentive stock options ("ISOs"), non-qualified stock options ("NQSOs") and stock appreciation rights ("SARs") at any time within 10 years from the date the 1994 Plan was adopted. The exercise price of ISOs may not be less than the fair market value of the common stock on the date of the grant, provided that the exercise price of ISOs granted to an optionee owning more than 10% of the outstanding common stock may not be less than 110% of the fair market value of the common stock on the date of grant. In addition, the aggregate fair market value of common stock with respect to which ISOs are exercisable for the first time by an optionee during any calendar year shall not exceed $100,000.

Options may not have a term exceeding ten years, except that ISOs granted to an optionee owning more than 10% of the outstanding common stock may not have a term of more than five years and ISOs must be granted to and exercised by employees of the Company. Since the adoption of the 1994 Plan, an aggregate of 349,000 ISOs have been granted (of which options to purchase, 123,000 have expired); no NQSOs or SARs have been granted.

1995 Employee Stock Option Plan

In July 1995, the Company established the 1995 Employee Stock Option Plan (the "1995 Plan"). The 1995 Plan provides for the grant of options to employees and other parties of ISOs, NQSOs and SARs to purchase an aggregate of 300,000 shares of common stock. The provisions of the 1995 Plan are identical to the above-stated terms of the 1994 Plan.

Since the adoption of the 1995 Plan, no ISOs or SARs have been granted. In 1995, NQSOs to purchase 180,000 shares of common stock at $3.00 per share, the fair market value on the date of grant, have been granted to the President. The options terminate in July 2000 and are exercisable on a cumulative basis in one-third increments on July 31, 1997, 1998 and 1999. The option becomes immediately exercisable upon a change in control of the Company. Options to purchase 120,000 shares of common stock remain available for grant under the 1995 Plan.

A summary of stock option transactions under employee option plans for each of the three years in the period ended December 31, 1996 are as follows:

                                           Weighted Average
                                  Options   Exercise Price
                                ---------  ----------------


Outstanding January 1, 1994           --            --
         Granted                 252,000        $10.83
         Canceled               (120,000)        20.00
                                --------

Outstanding December 31, 1994    132,000          2.50
         Granted                 186,000          2.98
         Canceled                 (3,000)         2.50
                                --------

Outstanding December 31, 1995    315,000          2.78
         Granted                  91,000          4.71
                                --------

Outstanding December 31, 1996    406,000          3.21
                                ========


Exercisable:
         December 31, 1995        80,000          2.50
                                ========

         December 31, 1996       175,000          3.24
                                ========



In December 1994, the Company canceled options to purchase 120,000 shares of common stock exercisable at $20 per share, previously granted to the President under the 1994 Plan, and re-granted such options at an exercisable price of $2.50 per share.

Employee Stock Bonus Plan

         In April 1995, the Company adopted the Employee Stock Bonus Plan which enables all full-time employees to purchase shares of common stock at 85% of the then fair market value through payroll deductions. During 1996 and 1995, 5,637 and 3,064 shares, respectively, were issued from the 100,000 shares available for sale under the plan.

         The following tables summarize information about stock options outstanding at December 31, 1996:

                                                                   Options Exercised
                               Options Granted                  --------------------------
                                   Weighted           Weighted                    Weighted
                                    Average           Average                     Average
  Range of            Number       Remaining          Exercise                     Number
Exercise Prices    Outstanding       Life              Price      Exercisable       Price
---------------    -----------  ---------------       --------   ------------     ---------
$2.25 - $3.00         315,000       2.7 years          $2.78       128,000         $2.53
 3.75 -  5.63          67,000       4.9 years           4.71        47,000          5.19
                      -------       ---------          -----       -------         ------
                      406,000       3.2 years          $3.21       175,000         $3.24
                      =======       =========          =====       =======         ======




         The estimated fair value of options granted during 1996 and 1995 were $4.13 per share and $2.56 per share, respectively. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option and purchase plans. No compensation cost has been recognized for the Company's fixed stock option plans and stock purchase plans. Had compensation cost for the Company's stock option plans and its stock purchase plans been determined based on the fair value at the option grant dates for awards in accordance with the accounting provisions of SFAS 123, the Company's net loss and loss per share for the years ended December 31, 1996 and 1995 would have been increased to the pro forma amounts indicated below:


                                                          1996          1995
                                                       ---------     ---------
Net loss applicable to common shareholders
           As reported                                 $(466,454)    $(179,072)
           Pro forma                                    (563,298)     (205,175)


Net loss per common share and common equivalent share
           As reported                                     $(.13)        $(.06)
           Pro forma                                        (.16)         (.07)



         The fair value of options granted under the Company's fixed stock option plans during 1996 and 1995 was estimated on the dates of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used: - expected volatility of approximately 125.28%, risk free interest rate of approximately 6%, and expected lives of option grants of approximately four years. Pro forma compensation cost related to shares purchased under the Employee Stock Purchase Plan is measured based on the discount from market value. The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future pro forma effects. SFAS 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

Note 6.  INCOME TAXES

Provision (benefit) for income taxes consists of the following:

                                      1996           1995             1994
                                   ----------      ---------        ---------
Federal:
         Current                   $(176,000)      $  81,000        $ 326,000
         Deferred                    (34,000)       (123,000)         (33,000)
                                   ---------       ---------        ---------
                                    (210,000)        (42,000)         293,000
                                   ---------       ---------        ---------

State and Local:
         Current                      45,000          47,000          118,000
         Deferred                     (3,000)        (31,000)         (16,000)
                                   ----------      ---------        ---------
                                      42,000          16,000          102,000
                                   ----------      ---------        ---------
                                   $(168,000)      $ (26,000)       $ 395,000
                                   ==========      =========        =========

The total provision (benefit) for income taxes differs from that amount which would be computed by applying the U.S. federal tax rate to the loss before income taxes. The reasons for these differences are as follows:

                                                1996       1995        1994
                                               ------     ------       ------

Statutory federal income tax rate              (34.0)%    (34.0)%      (34.0)%
State and local income taxes, net of
  federal benefit                                4.8        7.7          4.3
Nondeductible compensatory charges                           --         50.0
Permanent and other differences                  2.8       13.6          4.8
                                               -----       -----         ----
                                               (26.4)%     (12.7)%       25.1%
                                               =====       =====         ====


The tax effects of temporary differences that give rise to significant portions of deferred tax asset consist of the following:

                                               1996        1995
                                             --------    --------

Inventory allowances and capitalization      $272,000    $183,000
Bad debt allowance                            103,000     158,700
Depreciation                                   15,000       3,300
Accruals not currently deductible              58,000          --
Other                                          28,988         345
                                             --------     -------
                                             $476,988    $345,345
                                             ========    ========

Note 7.  COMMITMENTS AND CONTINGENCIES

         The Company leases warehouse and office space under noncancelable operating leases. Aggregate future minimum lease payments are as follows:

  Year ending December 31,

         1997                      $  479,944
         1998                      $  476,172
         1999                      $  277,537
         2000                      $  107,782
         2001                      $   42,505
         Thereafter                $   15,600
                                   ----------
                                   $1,399,540

         Rent expense for the years ended December 31, 1996, 1995 and 1994 amounted to approximately $440,000, $354,000 and $361,000 respectively which includes $312,000 which is paid to the Company's President.

         In May 1995, the Company settled various litigation/claims for $232,500 which has been reflected in the 1994 consolidated financial statements.

         In July 1995, the Company entered into a three-year employment agreement with the President providing for a minimum annual salary of $156,000, with a bonus at the discretion of the Board of Directors, determined based upon the profitability of the Company. No bonus was paid for the years ended December 31, 1996 and 1995.

         In June 1996, the Company settled an action against a former customer to collect $971,000 of accounts receivable. Inventory totaling approximately $459,000, was returned to the Company. As a result of the above settlement and available reserves, the Company recorded an expense of a $212,000 in 1996. Mutual releases were exchanged for all claims and counter claims.


Note 8.  SAVINGS PLAN

         The Company established in November 1996 a tax deferred saving plan ("401(k) Plan") for all employee's who meet certain eligibility requirements. The Company did not make any contributions to this plan in 1996.


Note 9.  ADOPTION OF NEW ACCOUNTING STANDARD

         The Company will adopt the provisions of the Statement of Financial Accounting Standard No. 128 "Earnings Per Share" in the fourth quarter of 1997. The standard specifies the computation, presentation and disclosures requirements for earnings per share. As required by the Standard, the Company will restate all prior period earnings per share data presented. The adoption of this new standard is not expected to have a material effect on the Company's consolidated financial statements.

                BRAKE HEADQUARTERS U.S.A., INC. AND SUBSIDIARIES
                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS




Column A                                         Column B               Column C               Column D            Column E


                                                 Balance at             Charged to                                 Balance at
                                                 Beginning              Costs and                                  End of
Description                                      of Period              Expenses               Deduction           Period

Allowance for Doubtful Accounts:
Year ended December 31, 1996                     $288,000               $480,623              $396,623(A)         $372,000

Year ended December 31, 1995                      $75,000               $617,891              $404,891(A)         $288,000

Year ended December 31, 1994                     $135,906               $(60,906)               -                  $75,000





(A) Represents amounts written off. Normal recurring credits and returns are charged against sales.
                                  S-1

                BRAKE HEADQUARTERS U.S.A., INC. AND SUBSIDIARIES


                           CONSOLIDATED BALANCE SHEETS


                                                                   September 30, 1997      December 31, 1996
                                                                   ------------------      -----------------
                                                                       (unaudited)
ASSETS

Current Assets:
     Cash                                                              $    205,008            $    536,928
     Accounts receivable, less allowance for doubtful
        accounts of $244,000 and $372,000                                 6,880,928               7,252,018
     Inventory                                                            9,852,102              10,636,820
     Prepaid expenses and other current assets                              557,900                 384,648
     Deferred tax asset                                                     375,000                 375,000
                                                                       ------------            ------------
             Total Current Assets                                        17,870,938              19,185,414


Property and Equipment - net                                              1,513,616               1,453,179
Other Assets                                                                168,686                 227,189
Due from President                                                             --                    55,874
Deferred Acquisition Costs                                                  296,250                    --
Deferred Tax Asset                                                          101,988                 101,988
                                                                       ------------            ------------
             Total Assets                                              $ 19,951,478            $ 21,023,644
                                                                       ============            ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
     Accounts payable                                                  $  2,940,438            $  4,639,419
     Accrued expenses and other current liabilities                         159,573                 318,611
     Notes and acceptances payable                                             --                 4,546,556
     Due to President                                                       139,126                    --
     Current portion of long-term debt                                      156,200                 162,018
                                                                       ------------            ------------
             Total Current Liabilities                                    3,395,337               9,666,604

Long-term Debt                                                           10,191,891               5,850,645
                                                                       ------------            ------------
             Total Liabilities                                           13,587,228              15,517,249
                                                                       ------------            ------------

Shareholders' Equity:
     Series B preferred stock - $.001 par value; authorized
          issued and outstanding 1,000 shares                                     1                       1
     Common stock - $.001 par value; authorized 6,000,000
        shares, issued and outstanding 4,362,730 and
        4,209,384 shares                                                      4,362                   4,209
     Additional paid-in capital                                          15,883,908              15,130,511
     Accumulated deficit                                                 (9,524,021)             (9,628,326)
                                                                       ------------            ------------
             Total Shareholders' Equity                                   6,364,250               5,506,395
                                                                       ------------            ------------

             Total Liabilities and Shareholders' Equity                $ 19,951,478            $ 21,023,644
                                                                       ============            ============

See notes to Consolidated Financial Statements

                BRAKE HEADQUARTERS U.S.A., INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                                   (unaudited)


                                                         Nine Months                                   Three Months
                                                           ended                                          ended
                                                        September 30,                                   September 30,
                                            ------------------------------------            ------------------------------------
                                                  1997                  1996                    1997                    1996
                                             ------------            ------------            ------------            ------------
Sales                                        $ 23,374,179            $ 27,377,629            $  7,820,373            $  9,358,854
     Less returns and allowances               (1,327,824)             (2,182,938)               (388,414)               (778,574)
                                             ------------            ------------            ------------            ------------
Net Sales                                      22,046,355              25,194,691               7,431,959               8,580,280
Cost Of Goods Sold                             16,083,282              18,506,056               5,348,401               6,500,006
                                             ------------            ------------            ------------            ------------
Gross Profit                                    5,963,073               6,688,635               2,083,558               2,080,274


Selling, General and                            5,396,060               5,928,271               1,904,577               1,877,809
        Adminisrative Expenses
                                             ------------            ------------            ------------            ------------

Income From Operations                            567,013                 760,364                 178,981                 202,465
                                             ------------            ------------            ------------            ------------

Other Income (expense):
  Other Income                                    176,865                      --                  44,438                     --
  Interest expense                               (614,295)               (656,511)               (200,210)               (178,403)
Gain on foreign currency transactions              44,222                      --                   1,237                      --
                                             ------------            ------------            ------------            ------------
                                                 (393,208)               (656,511)               (154,535)               (178,403)
                                             ------------            ------------            ------------            ------------

Income Before Provision For Income Taxes          173,805                 103,853                  24,446                  24,062
Provision For Income Taxes                         69,500                  40,500                   9,752                  15,500
                                             ------------            ------------            ------------            ------------
Net income                                   $    104,305            $     63,353            $     14,694            $      8,562
                                             ============            ============            ============            ============


Net Income Per Common and
  Common Equivalent Share                    $        .02            $       0.02            $         --              $       --
                                             ============            ============            ============            ============



Weighted Average Number Of Common and
 Common Equivalent Shares Outstanding           4,304,428               3,472,546               4,362,622               3,585,246
                                             ============            ============            ============            ============

See notes to Consolidated Financial Statements

                BRAKE HEADQUARTERS U.S.A., INC. AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (unaudited)


                                                                                     Nine Months Ended
                                                                                       September 30,
                                                                            1997                              1996
                                                                        ------------                     ------------
Cash flows from operating activities:
    Cash received from customers                                       $ 22,417,445                       $ 23,700,225
    Cash paid to suppliers and employees                                (22,361,070)                       (25,769,978)
    Interest paid                                                          (629,295)                          (656,512)
    Taxes paid                                                              (62,873)                           (71,418)
                                                                       ------------                       ------------
             Net cash used in operating activities                         (635,793)                        (2,797,683)
                                                                       ------------                       ------------

Cash flows used in investing activities-capital expenditures               (137,299)                          (384,862)
                                                                       ------------                       ------------

Cash flows from financing activities:
    Proceeds from exercise of stock options and warrants                    457,300                                 --
    Proceeds from sale of stock                                                  --                          1,087,532
    Net repayments under notes and acceptances payable                     (216,081)                        (3,162,648)
    Proceeds from issuance of long-term debt                                122,377                          5,377,777
    Principal payments of long-term debt                                   (117,424)                           (14,069)
    Advances from President                                                 195,000                              5,730
                                                                       ------------                       ------------
             Net cash provided by financing activities                      441,072                          3,294,322
                                                                       ------------                       ------------

Net (decrease) increase in cash                                            (331,920)                           111,777
Cash at  beginning of period                                                536,928                             17,895
                                                                       ------------                       ------------
Cash at end of period                                                  $    205,008                       $    129,672
                                                                       ============                       ============

Reconciliation of net income to net cash used in operating
 activities
    Net income                                                         $    104,305                       $     63,553
    Adjustments to reconcile net income to net cash used in
     operating activities:
       Depreciation and amortization                                         76,862                             77,088
       Provisions for doubtful accounts                                      24,069                            248,623
       Changes in assets and liabilities:
            Accounts receivable                                             347,021
            Inventory                                                       784,718                         (2,687,553)
            Prepaid expenses and other current assets                      (173,252)                          (147,312)
            Other assets                                                     58,503                             51,235
            Accounts payable and accrued expenses                        (1,858,019)                         2,078,910
                                                                       ------------                       ------------

            Net cash used in operating activities                      $   (635,793)                      $ (2,797,683)
                                                                       ============                       ============

Supplemental information of non-cash financing activities:
      During the nine months ended September 30, 1996, the President purchased 1,000 shares of Series B perferred stock for $50,000 which was paid for by a reduction in dividends payable to him. During the nine months ended September 30, 1997, thirty thousand shares of common stock were issued to a merger and acquisition firm. The fair value of the common stock issued ($296,250) is currently deferred on the consolidated balance sheet.

See notes to Consolidated Financial Statements

                BRAKE HEADQUARTERS U.S.A., INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          SEPTEMBER 30, 1997 AND 1996
                                  (Unaudited)

Note 1

Basis of Presentation

            The accompanying unaudited consolidated financial statements of Brake Headquarters U.S.A., Inc. and subsidiaries (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. For further information, refer to the financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996. There has been no significant changes of accounting policies since December 31, 1996.

            Net income per common and common equivalent share is based on the weighted average number of common and common equivalent shares (when dilutive) outstanding during the period, computed in accordance with the treasury stock method.

Note 2

Long-term Debt

            The Company refinanced its bank credit facility of $10,000,000 with an expanded long-term credit facility of $12,000,000 in November 1997. This new three year credit facility will expire in November 2000. Substantially all assets are pledged as security. Interest is payable monthly at the prime rate, (8.50%).

            The accompanying September 30, 1997 Consolidated Balance Sheet reflects the terms of the new credit facility.

Note 3

Shareholders' Equity

            The Company has received $457,300 from the exercise of warrants and options during the nine months ended September 30, 1997. In October 1997, the Company received an additional $380,000 from the exercise of an additional 100,000 warrants.

            The Company signed a two year agreement with Capital Advisors & Consultants, Ltd. The agreement provides for common stock to be issued as a retainer, and a fee to be paid based upon the completion of a merger, acquisition or joint venture. A total of 30,000 shares of common stock were issued in March 1997. The Company has recorded the fair market value of the common stock issued ($296,250) as a deferred asset as of September 30, 1997.

Note 4 - Adoption of SFAS 128

            The Company will adopt the statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128") in the fourth quarter of 1997, as required. The Company will continue to apply APB Opinion No. 15,

"Earnings Per Share" until the adoption of SFAS 128. The new standard specifies the computation, presentation and disclosure requirements for earnings per share. The pro forma earnings per common share computed under the provisions of SFAS 128 for the quarter ended September 30, 1997 are $ .00 basic earnings per common share and $ .00 diluted earnings per common share as compared to $ (.00) basic earnings per share and $ (.00) diluted earning per share for the quarter ended September 30, 1996. The pro forma earnings per common share computed under the provisions of SFAS 128 for the nine months ended September 30, 1997 are $
 .02 basic earning per common share and $ .02 diluted earnings per common share, as compared to $ .02 basic earnings per common share and $ .01 diluted earnings per common share for the nine months ended September 30, 1996.

Note 5

Other Income

            The Company received $100,000 from the sale of certain assets previously written-off. Additionally, the Company recorded $44,222 as a gain on foreign currency transactions and a gain on sale of securities in the amount of $76,865. Such amounts are reported as other income for the period ended September 30, 1997.

Recently Issued Financial Accounting Standards

            In June of 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income", which requires a statement of comprehensive income to be included in the financial statements for fiscal years beginning after December 15, 1997. The Company is presently designing such statement and accordingly, will include such statement beginning with the first quarter of 1998.

            In addition, in June of 1997, the FASB issued SFAS 131, "Disclosures About Segments of an Enterprise and Related Information". SFAS 131 requires disclosures of certain information about operating segments and about products and services, the geographic areas in which a company operates, and their major customers. The Company is presently in the process of evaluting the effect this new standard will have on disclosures in the Company's financial statements and the required information will be reflected in the year ended December 31, 1998 financial statements.

Note 6

Subsequent Events

            The Company entered into a letter of intent to purchase the net assets of a distributor of automotive parts products. The purchase price may be adjusted as additional information is obtained. The consummation of this transaction is subject to various conditions, including the negotiation and execution of a definitive agreement. The Company intends to finance the purchase with bank financing.

================================================================================

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the shares offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any security by any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, imply that the information in this Prospectus is correct as of by any time subsequent to the date of this Prospectus.

                                 --------------

                                TABLE OF CONTENTS
                                                                 Page
                                                                 ----


Available Information............................................  2
Information Incorporated
  By Reference...................................................  2
Prospectus Summary...............................................  3
Risk Factors.....................................................  7
Use of Proceeds.................................................. 12
Selected Financial Data.......................................... 12
Management's Discussion and
  Analysis of Financial Condition
  And Results of Operations...................................... 14
Selling Securityholders.......................................... 17
Plan of Distribution............................................. 19
Indemnification.................................................. 20
Legal Matters.................................................... 20
Experts.......................................................... 20
Index to Financial Statements.................................... 21
Financial Statements............................................. F-1
================================================================================
================================================================================



                               1,749,951 SHARES OF


                                  COMMON STOCK


                            566,000 CLASS A WARRANTS


                               ------------------


                         BRAKE HEADQUARTERS U.S.A., INC.




                      ------------------------------------


                                   PROSPECTUS


                      ------------------------------------




                                ___________, 1998


================================================================================

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

                  Expenses payable in connection with the issuance and distribution of the securities being registered (estimated, except in the case of the registration fee) are as follows:




                                                  Amount
                                                  ------
SEC Registration Fee                                $836.19
Printing                                           1,000.00
Legal Fees and Expenses                           20,000.00
Accounting Fees                                    5,000.00
Transfer Agent's and Registrars                    2,000.00
Fees
Miscellaneous                                      1,163.81
                                                 ----------
TOTAL                                            $30,000.00
                                                 ==========



         The above fees will be paid by the Company.

Item 15. Indemnification of Officers and Directors

         Except to the extent hereinafter set forth, there is no statute, charter provision, by-law, contract or other arrangement under which any controlling person, director or officer of the registrant (the "Company") is insured or indemnified in an manner against liability which he may incur in his capacity as such.

         The Placement Agent Agreement dated July 10, 1996 by and between the Company and G-V Capital Corp. (the "Placement Agent") contains provisions under which the Company has agreed to indemnify the Placement Agent (including officers and directors of the Company and the Placement Agent and any person who may be deemed to control the Placement Agent or the Company) against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").


         Pursuant to the terms of a Private Placement Subscription Agreement ("PPSA") dated November 7, 1997, among the Company, Excalibur Limited Partnership ("Excalibur") and Gundyco in trust for RRSP550-98866-19 ("Gundyco," and together with Excalibur, "the Holders"), the Company issued 5% convertible subordinated debentures and warrants to the Holders. The PPSA provided the Holders with registration rights for the Common Stock underlying the Debentures and Warrants. Under the provisions of a registration rights agreement dated November 7, 1997, among the Company and the Holders, the Company has agreed to indemnify the Holders (including officers, directors, members, partners and each person deemed to control the Holders), against certain liabilities, including liabilities under the Securities Act.


         The common stock purchase warrant ("Warrant") dated November 19, 1997 issued by the Company to The CIT Group/Credit Finance, Inc. ("CIT") contains provisions under which the Company has agreed to indemnify CIT (or other holders of the Creditor's Warrant) against certain liabilities, including liabilities under the Securities Act.

         Article Seventh of the Company's certificate of incorporation and
Article VI of the Company's by-laws provide for the indemnification of officers and directors to the fullest extent allowed by Section 145 of the Delaware General Corporation Law (the "GCL").

         The GCL provides, in part, that no director shall be personally liable to a corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except:

         (i) for breach of the director's duty of loyalty to the corporation or its stockholders;

         (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

         (iii) pursuant to Section 174 of the GCL; or

         (iv) for any transaction from which the director derived an improper personal benefit.

         The Company will, to the full extent permitted by the GCL, as amended from time to time, indemnify all persons indemnifiable pursuant thereto.

Item 16.  Exhibits

         (a) Exhibits

Exhibit No.

5.1 Opinion of Snow Becker Krauss P.C. regarding legality of securities being registered. *

23.1 Consent of Goldstein Golub Kessler & Company, P.C.*

23.2 Consent of Deloitte & Touche LLP*

23.3 Consent of Snow Becker Krauss P.C. (included in Exhibit 5).*

24   Power of Attorney (included in the signature page).*

------------
*Filed Herewith

Item 17.  Undertakings

         The undersigned registrant hereby undertakes:



                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.


                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed the initial bona fide offering thereof.

                  (3) To remove by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

                  (4) For the purpose of determining any liability under the Securities Act of 1933, each filing of registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling persons in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, in the City of New York, State of New York, on the 20th day of January 1998.

                                    BRAKE HEADQUARTERS U.S.A., INC.

                                    By: /s/ Joseph Ende
                                        -----------------------------------
                                        Joseph Ende, President

                  Each of the undersigned hereby constitutes and appoints Marc
J. Ruskin, as his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each such attorney-in-fact or agent or substitute lawfully does or causes to be done by virtue hereof.

                  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated:



           Name                                  Title                                        Date
           ----                                  -----                                        ----


/s/ Joseph Ende                         Chairman of the Board of Directors,            January 20, 1998
-------------------------------         President and Chief Executive
         Joseph Ende                    Officer (Principal Executive Officer)

/s/ Marc J. Ruskin                      Chief Financial Officer (Principal             January 20, 1998
-------------------------------         Financial and Accounting Officer)
        Marc J. Ruskin

/s/ Sandra Ende                         Director                                       January 20, 1998
-------------------------------
         Sandra Ende


                                 EXHIBIT INDEX


Exhibit No.

5.1 Opinion of Snow Becker Krauss P.C. regarding legality of securities being registered. *

23.1 Consent of Goldstein Golub Kessler & Company, P.C.*

23.2 Consent of Deloitte & Touche LLP*

23.3 Consent of Snow Becker Krauss P.C. (included in Exhibit 5).*

24   Power of Attorney (included in the signature page).*

------------
*Filed Herewith